File No. 70-09699

                           (As filed November 7, 2000)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 3 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation                         Eastern Enterprises
ACJ Acquisition LLC
Brooklyn Union Gas Company
  and its subsidiary companies              EE Acquisition Company, Inc.
KeySpan Energy Corporation                  EEG Acquisition Company, Inc.
   and its subsidiary companies
KeySpan Electric Services LLC               Eastern Associated Securities Corp.
KeySpan Exploration & Production LLC        Eastern Energy Systems Corp.
KeySpan Technologies Inc.                   Eastern Rivermoor Company, Inc.
KeySpan MHK, Inc. and its subsidiary        Eastern Urban Services, Inc.
   companies                                Mystic Steamship Corporation
One MetroTech Center                        PCC Land Company, Inc.
Brooklyn, New York  11201                   Philadelphia Coke Co., Inc.
KeySpan Gas East Corporation                Water Products Group Incorporated
KeySpan Generation LLC                      Western Associated Energy Corp.
KeySpan Corporate Services LLC              9 Riverside Road
KeySpan Utility Services LLC                Weston, Massachusetts  02493
Marquez Development Corp.                   Boston Gas Company and its
Island Energy Services Company, Inc.          subsidiary companies
LILCO Energy Systems, Inc.                  Essex Gas Company and its subsidiary
175 East Old Country Road                     companies
Hicksville, New York  11801                 Colonial Gas Company and its
KeySpan-Ravenswood Inc.                       subsidiary companies
KeySpan-Ravenswood Services Corp.           One Beacon Street
38-54 Vernon Boulevard                      Boston, Massachusetts  02108
Long Island City, New York  11101           Midland Enterprises Inc., and its
KeySpan Services, Inc., and its               subsidiary companies
        subsidiary companies                300 Pike Street
Octagon 10 Office Building                  Cincinnati, Ohio  45202

1719 Route 10, Suite 108                    ServicEdge Partners, Inc.
Parsippany, New Jersey 07054                AMR Data Corporation
KeySpan Energy Trading Services LLC         62 Second Avenue
100 East Old Country Road                   Burlington, Massachusetts  01803
Hicksville, New York 11801
KeySpan Energy Supply LLC                   ENERGYNORTH, INC.
14-04 111th Street                          EnergyNorth Natural Gas, Inc.
College Point, New York  11356              Broken Bridge Corporation
                                            EnergyNorth Realty, Inc.
                                            1260 Elm Street
                                            P.O. Box 329
                                            Manchester, New Hampshire  03105
                                            EnergyNorth Propane, Inc.
                                            75 Regional Drive
                                            Concord, New Hampshire  03301
                                            ENI Mechanicals, Inc. and its
                                              subsidiary companies
                                            25 Depot Street
                                            Manchester, Massachusetts 03101

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             (Name of companies filing this statement and addresses
                        of principal executive offices)

                              KeySpan Corporation
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        (Name of top registered holding company parent of each applicant)

Steven L. Zelkowitz                         L. William Law, Jr., Esq.
Senior Vice President                       Senior Vice President
    and General Counsel                     and General Counsel
KeySpan Corporation                         Eastern Enterprises
One MetroTech Center                        9 Riverside Road
Brooklyn, New York  11201                   Weston, Massachusetts 02493

Michelle L. Chicoine
Executive Vice President
EnergyNorth, Inc.
1260 Elm Street
Manchester, New Hampshire 03101

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                     (Name and address of agent for service)

                    The Commission is also requested to send
                 copies of any communications in connection with
                                 this matter to:

Kenneth M. Simon, Esq.                             Andrew F. MacDonald, Esq.
Laura V. Szabo, Esq.                               Thelen Reid & Priest LLP
Dickstein Shapiro Morin                            701 Pennsylvania Avenue, NW
& Oshinsky LLP                                     Suite 800
2101 L Street, NW                                  Washington, D.C.  2004
Washington, D.C.  20037

Richard A. Samuels, Esq.
McLane, Graf, Raulerson & Middleton P.A.
900 Elm Street
P.O. Box 326
Manchester, New Hampshire  03105

                               TABLE OF CONTENTS

Item 1.  Description of the Proposed Transaction............................  3
   A.  Introduction and General Request.....................................  3
      1.    Introduction....................................................  3
      2.    Description of KeySpan and its Subsidiaries.....................  4
      3.    General Request.................................................  6
   B.  Parameters for Financing and Refinancing Authorizations..............  9
   C.  Description of Proposed Financing Program............................ 11
      1.    KeySpan External Financings..................................... 12
         a. Common Stock.................................................... 16
         b. Preferred Stock................................................. 17
         c. Long-Term Debt.................................................. 17
         d. Short Term Debt................................................. 18
      2.    Guarantees...................................................... 19
      3.    Authorization and Operation of the Money Pools.................. 19
      4.    Hedging Transactions............................................ 24
         a. Interest Rate Hedges............................................ 24
         b. Anticipatory Hedges............................................. 24
      5.    Stock-Based, Open Enrollment and Dividend Reinvestment Plans.... 25
         a.  KeySpan........................................................ 25
         b.  The Houston Exploration Company................................ 27
         c.  MyHomeKey...................................................... 27
      6.    Utility Subsidiary Financings................................... 29
      7.    Intermediate Holding Company Financing.......................... 30
      8.    Nonutility Subsidiary Financings................................ 30
      9.    EWG/FUCO-related Financings..................................... 31
      10.   Changes in Capital Stock of Subsidiaries........................ 37
      11.   Financing Subsidiaries.......................................... 37
      12.   Intermediate Subsidiaries and New Subsidiaries.................. 38
      13.   Payment of Dividends out of Capital or Unearned Surplus......... 40
         a. Eastern and EnergyNorth......................................... 40
         b. Payment of Dividends by Nonutility Subsidiaries................. 45
      14.   Foreign Gas-Related Investments................................. 46
   D.  Intrasystem Provision and Goods and Services......................... 46
     1.  Establishment of Service Company and Approval of Service Agreements 46
     2.  Nonutility Subsidiaries' Provision of Goods And Services........... 53
         a.  Continuation of Certain Existing Arrangements.................. 53
         b.  Other Sales and Service Contracts Among Nonutility Subsidiaries 56
   E.  Tax Allocation Agreement............................................. 57
   F.  Filing of Certificates of Notification............................... 59
Item 2    Fees, Commissions and Expenses.................................... 60
Item 3    Applicable Statutory Provisions................................... 60
   A.    General............................................................ 60
   B.    Compliance with Rules 53 and 54.................................... 61
Item 4    Regulatory Approvals.............................................. 61
Item 5    Procedure......................................................... 62
Item 6    Exhibits and Financial Statements................................. 63
   A.    Exhibits........................................................... 63
   B.    Financial Statements............................................... 64

Item 7    Information as to Environmental Effects........................... 65

                               AMENDMENT NO. 1 TO
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


          This pre-effective Amendment No. 3 amends and restates the Form U-1 Application/Declaration, as amended, in this proceeding as follows:


Item 1.  Description of the Proposed Transaction

A.  Introduction and General Request

     1. Introduction

          KeySpan Corporation ("KeySpan") is a New York corporation and public utility holding company currently exempt from registration under the Public Utility Holding Company Act of 1935, as amended (the "Act") pursuant to Section 3(a)(1) of the Act. KeySpan has previously filed an Application/Declaration on Form U-1 as amended (File No. 70-09641) with the Securities and Exchange Commission (the "Commission") under Sections 9 and 10 and other applicable provisions of the Act ("Merger Application") seeking approval for its proposed acquisition for cash of all of the issued and outstanding common shares of Eastern Enterprises ("Eastern") (hereafter referred to as the "Transaction"). Eastern is a Massachusetts business trust and public utility holding company exempt from registration under the Act pursuant to Section 3(a)(1) of the Act. Upon consummation of the Transaction, Eastern will become a direct, wholly-owned subsidiary of KeySpan and KeySpan will register with the Commission as a holding company pursuant to Section 5 of the Act. A more complete description of the Transaction and the transactions contemplated in connection therewith is contained in the Merger Application, which descriptions are hereby incorporated by reference herein.

          As also described in the Merger Application, Eastern filed an application/declaration with the Commission ("Eastern/EnergyNorth Application") requesting authorization pursuant to Sections 9 and 10 of the Act to acquire all the issued and outstanding common stock of EnergyNorth, Inc. ("EnergyNorth," hereafter referred to as the "ENI Transaction"). (See File No. 70-9605). EnergyNorth is an exempt holding company pursuant to Section 3(a)(1) of the Act. If the Commission approves the ENI Transaction, upon consummation of the transaction, EnergyNorth will become a direct subsidiary of Eastern, and, therefore, an indirect subsidiary of KeySpan through consummation of the Transaction. For purposes of this Application/ Declaration, KeySpan has assumed that the ENI Transaction will be approved concurrently with the Transaction. Accordingly, this Application/Declaration addresses approvals which would be necessary if

KeySpan indirectly acquires EnergyNorth through its acquisition of Eastern.1 The Transaction and the ENI Transaction are sometimes collectively referred to herein as the "Mergers."

     2.  Description of KeySpan and its Subsidiaries

          Upon completion of the Transaction, KeySpan will own, directly or indirectly, interests in the following seven public utility companies, each of which will be either direct or indirect wholly-owned subsidiaries of KeySpan:

          o The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KED NY"), a New York corporation which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens. KeySpan Energy Corporation ("KEC"), a New York corporation and direct, wholly-owned subsidiary of KeySpan, directly owns all of KED NY's issued and outstanding common stock.

          o KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island ("KED LI"), a New York corporation and direct, wholly-owned subsidiary of KeySpan, which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County.

          o KeySpan Generation LLC ("KeySpan Generation"), a New York limited liability company and direct, wholly-owned subsidiary of KeySpan, which owns and operates electric generation capacity located on Long Island which is sold at wholesale to the Long Island Power Authority ("LIPA").

          o Boston Gas Company ("Boston Gas"), a Massachusetts corporation and direct, wholly-owned subsidiary of Eastern, which distributes natural gas to customers located in Boston and 73 other cities and towns throughout eastern and central Massachusetts.

          o         Essex Gas Company ("Essex Gas"), a Massachusetts corporation
                    and  direct,   wholly-owned  subsidiary  of  Eastern,

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1 However, as noted in the Merger Application, KeySpan's request for approval of the Transaction is not contingent on Commission approval of the ENI Transaction and if such transaction is not approved, KeySpan nevertheless requests that the
Commission   approve  the   Transaction   without  giving  effect  to  Eastern's
acquisition    of    EnergyNorth.    The   same   request    applies   to   this
Application/Declaration with respect to the ENI Transaction.

                    which distributes natural gas to customers in 17 cities and towns in an area of eastern Massachusetts that is contiguous to Boston Gas's service territory.

          o Colonial Gas Company ("Colonial Gas"), a Massachusetts corporation and direct, wholly-owned subsidiary of Eastern, which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod.

          o EnergyNorth Natural Gas, Inc. ("ENGI"), a New Hampshire corporation and direct, wholly-owned subsidiary of EnergyNorth, which distributes natural gas to residential, commercial and industrial customers in 27 cities and towns located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire.

          Collectively, the seven utility subsidiaries referenced above are referred to herein as the "Utility Subsidiaries." Together, the Utility Subsidiaries serve approximately 2.4 million retail gas customers located in New York, Massachusetts and New Hampshire and provide electric service to one customer, LIPA,2 which provides retail electric service to approximately 1.1 million customers located on Long Island, New York. More complete descriptions of the Utility Subsidiaries may be found in the Merger Application, which descriptions are incorporated herein by reference.

          As explained in the Merger Application, following consummation of the Mergers, KEC, Eastern and EnergyNorth will remain in existence as first tier public utility holding company subsidiaries of KeySpan; however, EnergyNorth's existence will only be temporary; it will be eliminated as soon as practicable after the Mergers are completed. KEC, Eastern and EnergyNorth are collectively referred to herein as the "Intermediate Holding Companies."3

          Upon completion of the Mergers, KeySpan will also directly or indirectly own all of the nonutility subsidiaries and investments owned by KeySpan, Eastern and EnergyNorth. Such entities are collectively referred to herein as the "Nonutility Subsidiaries." More complete descriptions of the Nonutility Subsidiaries may be found in the Merger Application, which descriptions are incorporated herein by reference. The term "Nonutility Subsidiaries," as used in this Application/Declaration, shall also mean any direct or indirect nonutility subsidiary acquired or formed by KeySpan after the effective date of the Mergers that has been approved by the Commission in this proceeding, in a

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2 LIPA is a corporate municipal instrumentality of the State of New York.

3 As described above, the Intermediate Holding Companies (i.e., each of KEC, Eastern and EnergyNorth) are currently exempt public utility holding companies. In the Merger Application, KeySpan has requested that the Commission confirm that each of the Intermediate Holding Companies will continue to be exempt holding companies under Section 3(a)(1) of the Act after the Mergers are consummated.

separate proceeding, or in a transaction that is exempt under the Act or the rules thereunder.

          Among the Nonutility Subsidiaries are KeySpan Corporate Services LLC ("KCS") and KeySpan Utility Services LLC ("KUS"), each a wholly-owned direct subsidiary of KeySpan. KeySpan anticipates creating an additional wholly-owned Nonutility Subsidiary to provide general engineering services to the companies within the KeySpan system, the name of which is expected to be KeySpan Engineering & Survey Inc. (hereinafter referred to as "KENG," collectively referred to herein with KCS and KUS as the "Service Companies").4 The Service Companies are or will be wholly-owned direct subsidiaries of KeySpan which will provide management, administrative, engineering and other corporate support services to the companies within the KeySpan system. Item 1.D. of this Application/Declaration describes the Service Companies more fully and sets forth a request for the Commission's approval of these companies as service companies pursuant to Rule 88(b) of the Commission's regulations promulgated pursuant to the Act.5

          Collectively, the Utility Subsidiaries, the Intermediate Holding Companies and the Nonutility Subsidiaries are referred to herein as the "Subsidiaries." (The corporate charts of KeySpan and its Subsidiaries immediately after the Mergers are completed are filed as Exhibit E-4 to the Merger Application and incorporated herein by reference.) The term "Subsidiaries" shall also include entities that become subsidiaries of KeySpan after consummation of the Transaction. Attached hereto as Exhibits N-1, N-2 and N-3 are the lists of KeySpan's, Eastern's and EnergyNorth's, existing direct and indirect Subsidiaries.

     3.  General Request

          This Application/Declaration is being filed in connection with the Merger Application and seeks the Commission's authorization and approval, upon consummation of the Transaction and KeySpan's registration as a holding company under Section 5 of the Act, with respect to a program of external financing, credit support arrangements, and other related proposals for KeySpan, Eastern, EnergyNorth and their respective Subsidiaries (the "KeySpan System") for the period commencing on the date the Mergers are completed and continuing until December 31, 2003 ("Authorization Period") as follows:6

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4 Either prior to its registration as a holding company,  or shortly thereafter,
KeySpan intends to acquire a company called Montrose Surveying Co., Inc., whose name, immediately upon closing on the acquisition, will be changed to KENG and thus be KENG. The cost of such acquisition will be approximately $525,000. KeySpan requests that the Commission permit its acquisition of KENG to be utilized as a service company as described herein.

5 17 C.F.R.ss.250.88(b).

6 KeySpan requests that the Commission review and issue an order on this Application/Declaration contemporaneously with the Merger Application.

          a. KeySpan requests, subject to an aggregate amount of $5.1 billion, authorization to (i) maintain existing financings, and (ii) issue and sell through the Authorization Period up to $1.5 billion of additional securities at any time outstanding. Also, KeySpan requests authorization to issue additional guarantees and other forms of credit support in an aggregate amount of $2.0 billion at any time outstanding in addition to any such securities, guarantees and credit support outstanding or existing as of the date the Mergers are completed.

          b. KeySpan requests that the Commission approve the issuance of shares of common stock or the reissuance of shares of common stock held in treasury under dividend reinvestment and stock-based management incentive and employee benefit plans.

          c. The Utility Subsidiaries request authority to maintain existing and issue, sell and have outstanding at any one time during the Authorization Period new debt securities with maturities of one year or less up to the amount specified below.

          d. KeySpan and, to the extent not exempt under Rule 52, the Subsidiaries, request authority to maintain existing and enter into additional hedging transactions with respect to outstanding indebtedness of such companies in order to manage and minimize interest rate costs. Such companies also request authority to enter into hedging transactions with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

          e.        KeySpan,   on   behalf   of   the   Subsidiaries,   requests
                    authorization  to  change  any   wholly-owned   Subsidiary's
                    authorized capital stock capitalization.

          f. KeySpan and the Subsidiaries request authority to acquire the equity securities of one or more special-purpose subsidiaries organized solely to facilitate a financing and to guaranty the securities issued by such Financing Subsidiaries (as defined in Item I.C.8 below), to the extent not exempt pursuant to Rule 45(b) and Rule 52.

          g. KeySpan requests authority to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries, including but not limited to "exempt wholesale generators" ("EWGs"), as defined in Section 32 of the Act, "foreign utility companies" ("FUCOs"), as defined in Section 33 of the Act, companies engaged or formed to engage in activities permitted by Rule 58 ("Rule 58 Subsidiaries"), or "exempt telecommunications companies" ("ETCs"), as defined in Section 34 of the Act, provided that the Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

          h. KeySpan requests Commission authorization to invest up to 250% of its consolidated retained earnings in EWGs and FUCOs.

          i.        KeySpan  requests  authority for certain of its Subsidiaries
                    to   continue  to  provide   certain   services  to  certain
                    Subsidiaries.

          j. As permitted by Rule 87(b)(1), Nonutility Subsidiaries may from time to time provide services and sell goods to each other. To the extent not exempt pursuant to Rule 90(d), such companies request authority to perform such services and to sell such goods to each other at fair market prices, without regard to "cost," as determined in accordance with Rules 90 and 91, subject to certain limitations that are noted below.

          k. KeySpan and the Subsidiaries request authority to pay dividends out of capital and unearned surplus as well as paid-in-capital with respect to certain Subsidiaries, subject to certain limitations and for authorization for KeySpan and the Subsidiaries to acquire, retire, or redeem the securities that they have issued to any associate company, any affiliate, or any affiliate of an associate company.

          l.        KeySpan requests approval for an agreement among KeySpan and
                    the  Subsidiaries  to  allocate   consolidated   income  tax
                    attributes.

          m. KeySpan requests authorization for itself and each of its Subsidiaries to maintain in effect all existing credit facilities, guarantees and equity and debt financing arrangements and to maintain outstanding all indebtedness and similar obligations created thereunder as of the date of the completion of the Mergers (including, without limitation, any credit facilities, equity or debt financing arrangements, indebtedness or similar obligations incurred in connection with or to finance the Mergers) and to amend, renew, extend, supplement and/or replace any of such credit facilities, guarantees, equity or debt financing arrangements, indebtedness or similar obligations up to the aggregate dollar amounts specified below, provided that no such amendment, renewal, extension, supplement and/or replacement (individually and collectively, a "Refinancing") which is effected following completion of the Mergers shall provide for an increase in the aggregate amount of indebtedness incurred or for a final maturity date which is beyond the parameters for financing and refinancing authorization specified below in Item I.B. unless the Commission shall otherwise approve or unless such Refinancing shall not require Commission approval under applicable provisions of the Act and rules and regulations promulgated thereunder.

          n. KeySpan requests authority for its existing Nonutility Subsidiaries currently engaged directly or indirectly in certain activities under Section 2(b) of the Gas Related Activities Act of 1990 ("GRAA") to increase their investments in existing partially owned GRAA Canadian Subsidiaries pending completion of the record.

          o. KeySpan requests authority to establish and operate a Utility Money Pool and a Nonutility Money Pool, each as defined and described in Item I.C.3 of this Application/Declaration.

          The requested authority will give KeySpan and its Subsidiaries the flexibility to respond quickly and efficiently to their financing needs and to changes in market conditions to the benefit of customers and shareholders. Approval of this Application/Declaration is consistent with existing Commission precedent, both for newly registered holding company systems7 and for holding company systems that have been registered for a longer period of time.8

B.  Parameters for Financing and Refinancing Authorizations

          Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not yet known, and which may not be covered by Rule 52 of the Commission's regulations, without further prior approval of the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby and entered into after the Transaction is consummated:

     1.   Maintenance  of  Equity  Ratio.   During  the  Authorization   Period,
          KeySpan's common equity will be at least 30% of its consolidated capitalization, and

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7 See, e.g.,  National Grid, Holding Co. Act Release No. 27154 (March 15, 2000);
Scana Corporation, Holding Co. Act Release No. 27135 (February 14, 2000); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (December 15, 1999); Conectiv, Inc., Holding Co. Act Release No. Release No. 26833 (Feb. 26,1998); New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997).

8 See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (December 23, 1996); Gulf States Utilities Co., Holding Co. Act Release No. 26451 (January 16, 1996).

each  Utility   Subsidiary's   common  equity  will  be  at  least  30%  of  its
capitalization.

     2. Investment Grade Debt. KeySpan commits that any long-term debt issued by it to unaffiliated parties pursuant to the authority requested hereby will be rated or will meet the qualifications for being rated investment grade by a nationally recognized statistical rating organization (as that term is used in Rule 15c3-1(c)2(vi)(F) under the 1934 Act).9


     3. Effective Cost of Money on Borrowings. The effective cost of money on long-term debt financings authorized by this Application/Declaration will not exceed 500 basis points over the interest rate borne by comparable term U.S. Treasury securities and the effective cost of money on short-term debt financings authorized by this Application/Declaration will not exceed 500 basis points over the London interbank offer rate (LIBOR).

     4. Effective Cost of Money on Other Approved Securities. The effective cost of money on preferred stock and other fixed income oriented securities will not exceed 500 basis points over LIBOR.

     5. Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years.

     6. Issuance Expenses. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application/Declaration will not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm's-length credit or financing transaction with an unaffiliated person.

     7. EWG and FUCO Investments. KeySpan's "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, in an amount equal to 250% of the consolidated retained earnings of KeySpan after giving effect to the accounting adjustments required in connection with the Mergers.

----------
9 For example, debt which may not be rated could consist of private placement arrangements for which a rating is not required.

     8. Use of Proceeds. The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for lawful corporate purposes, including (i) refinancing acquisition debt for the Mergers, (ii) financing, in part, investments by and capital expenditures of KeySpan and its Subsidiaries, including, without limitation, the funding of future investments in EWGs, FUCOs, Rule 58 Subsidiaries, and ETCs, (iii) the repayment, redemption, refunding or purchase by KeySpan or any Subsidiary of any of its own securities pursuant to Rule 42, and (iv) financing working capital requirements of KeySpan and its Subsidiaries.

          No financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 of the Act and Rule 58.10 KeySpan states that the aggregate amount of proceeds of financing and KeySpan Guarantees (as defined below) approved by the Commission in this proceeding used to fund investments in EWGs and FUCOs will not, when added to KeySpan's "aggregate investment" (as defined in Rule 53) in all such entities at any point in time, exceed 250% of KeySpan's "consolidated retained earnings" (as defined in Rule 53) after giving effect to any accounting adjustments required in connection with the Mergers. Further, KeySpan represents that proceeds of financing and KeySpan Guarantees (as defined below) and Nonutility Subsidiary Guarantees (as defined below) utilized to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule. KeySpan further represents that it will not seek to recover through higher rates of any of the Utility Subsidiaries losses attributable to any operations of its Nonutility Subsidiaries.

C.  Description of Proposed Financing Program

          KeySpan and its Subsidiaries hereby request authorization to engage in the transactions set forth herein during the Authorization Period.

----------
10 17 C.F.R.ss.250.58.

     1. KeySpan External Financings

          KeySpan is, and prior to the closing of the Mergers KeySpan will continue to be, a holding company exempt from the registration requirements of the Act and, thus, is not now, and until the closing of the Mergers will not be, subject to Sections 6(a) and 7 of the 1935 Act.

          Shareholders of Eastern will, in connection with the Transaction, be given $64.00 in cash, subject to adjustment as more fully described in the Merger Application, in exchange for each share of Eastern common stock held. Shareholders of EnergyNorth will, in connection with the ENI Transaction, be given $61.13 in cash, subject to adjustment as more fully described in the Merger Application, in exchange for each share of EnergyNorth common stock held. The incurrence of indebtedness to obtain the approximately $2.2 billion of cash necessary to, among other things, make payments to Eastern and EnergyNorth shareholders in exchange for their shares of common stock in connection with the Mergers does not require Commission approval under the Act.11 KeySpan anticipates that such cash will initially be obtained through the issuance of commercial paper under an expanded KeySpan commercial paper program backed by a combination of short-term and long-term credit facilities similar to the types of credit facilities that KeySpan currently has in place and other short-term credit facilities. The effective cost of this short-term financing to KeySpan will not exceed 500 basis points over comparable term LIBOR.

          After closing of the Mergers, KeySpan anticipates replacing a significant portion of the commercial paper (and some or all of the initial short-term acquisition financing) with proceeds from the issuance of debt, preferred and/or convertible securities. As a result of the acquisition financing, KeySpan's consolidated capital structure will approximate 65%-70% debt and preferred securities and 30%-35% common equity. Exhibit FS-1 hereto contains the unaudited pro forma consolidated condensed balance sheet of KeySpan and its Subsidiaries showing the reported condition of KeySpan at June 30, 2000, the reported condition for Eastern and EnergyNorth at June 30, 2000, the pro forma adjustments necessary to account for the Mergers and the pro forma balance sheet for the combined company for the same period.

          Table No. 1 below sets forth a summary of the historical capital structures of KeySpan, Eastern and EnergyNorth at June 30, 2000, and the pro forma consolidated capital structure of KeySpan, as the parent holding company of the combined KeySpan-

----------
11 KeySpan has developed the $2.2 billion necessary for the acquisition financing of the Mergers based on the following: (a) $1.77 billion for the acquisition of Eastern; (b) $205 million for EnergyNorth; and (c) $235 million for closing costs and other related transaction expenses associate with the closing of the Mergers.

System, at June 30, 2000.

                                   Table No. 1

         KeySpan, Eastern and EnergyNorth Historical Capital Structures
                    (Dollar amounts in thousands) (unaudited)

                                  KeySpan        % of Total        Eastern        % of Total      EnergyNorth       % of Total
                                  -------        ----------        -------        ----------      -----------       ----------
Common Equity                  $2,790,222             53.2%       $770,841           54.7%         $54,071                45.5%
Preferred Securities               84,339              1.6%         21,438            1.5%              ---                  --%
Debt12 (inc. short term)        2,374,858             45.2%        617,188           43.8%          64,666                54.5%

         Total:                $5,249,419            100.0%     $1,409,467          100.0%        $118,737               100.0%


                KeySpan Pro Forma Consolidated Capital Structure
                    (Dollar amounts in thousands) (unaudited)

                                                Amount               % of Total
                                                ------               ----------
Common Equity                                  $2,809,128               35.1%
Preferred Securities                              105,777                1.3%
Debt (inc. short term)                          5,096,612               63.6%

         Total:                                $8,011,517              100.0%


          Table 2 below shows the pro forma capital structure at June 30, 2000 of each of KeySpan, Eastern and EnergyNorth after giving effect to the Mergers:


----------
12 Includes current maturities, commercial paper and gas inventories.

                                   Table No. 2

          KeySpan, Eastern and EnergyNorth Pro Forma Capital Structures
                    (Dollar amounts in thousands) (unaudited)


                         KeySpan       Eastern       EnergyNorth       Subtotal       Adjustment      Adjustment      Proforma
                                                                                          1               2
Common Stock                  1,339        27,173             3,323         31,835        (27,173)         (3,323)          1,339

Paid-in-capital           2,984,597       246,382            32,643      3,263,622       (229,994)        (30,125)      3,003,503

Retained Earnings           528,082       497,942            18,105      1,044,129       (497,942)        (18,105)        528,082

Accumulated
Comprehensive

Income, net                 (1,716)          (73)                 0        (1,789)              73                        (1,716)

Treasury Stock            (722,080)         (583)                 0      (722,663)             583                       (722,080
                       ------------- ------------- ----------------- -------------- --------------- --------------- --------------
Total Equity              2,790,222       770,841            54,071      3,615,134       (754,454)        (51,553)      2,809,127
                       ------------- ------------- ----------------- -------------- --------------- --------------- --------------
Preferred Stock              84,339        21,438                 0        105,777                                        105,777
                       ------------- ------------- ----------------- -------------- --------------- --------------- --------------
Long Term Debt            2,112,377       503,168            45,274      2,660,819       1,477,433         172,567      4,310,819

Current Maturities                0         6,746               849          7,595                                          7,595

Gas Inventory                     0        33,567             4,413         37,980                                         37,980
Financing

Commercial Paper            262,481        73,707            14,130        350,318         344,368          45,532        740,218
                       ------------- ------------- ----------------- -------------- --------------- --------------- --------------
Total Debt                2,374,858       617,188            64,666      3,056,712       1,821,801         218,099      5,096,612
                       ------------- ------------- ----------------- -------------- --------------- --------------- --------------
Total Capitalization      5,249,419     1,409,467           118,737      6,777,623       1,067,348         166,546      8,011,517
                       ------------- ------------- ----------------- -------------- --------------- --------------- --------------

Adjustment 1 = Record Purchase of Eastern
Adjustment 2 = Record Purchase of EnergyNorth

          Aside from the financing required in connection with the Mergers, KeySpan, has, consistent with applicable law and KeySpan's normal business practice and in order to make reasonable provision for the anticipated financing needs of itself and its Subsidiaries, entered into a number of credit facilities with outside lenders, issued debt securities and guaranteed or otherwise supported the obligations of its Subsidiaries. These credit facilities and other financing arrangements are described in Exhibit C.13 (Exhibit P hereto contains a summary of KeySpan's existing long-term debt.)

          In entering into the agreements relating to the Mergers and seeking to combine their companies, KeySpan and Eastern recognize that successful integration of their operations and activities cannot be achieved overnight. KeySpan and Eastern have established an Integration Team to oversee the process of integrating their companies but, for both practical and legal reasons, this integration cannot be fully implemented until after the receipt of required regulatory approvals and the actual closing of the Mergers. Moreover, any requirement that might be imposed on KeySpan to the effect that, upon closing of the Mergers, KeySpan and its Subsidiaries must replace their existing financing and credit arrangements with new financing and credit arrangements typical of those historically employed by existing registered systems would (i) impose substantial economic costs on the companies and (ii) cause substantial disruption to their ongoing business activities as the companies, their investors and the financial markets seek to understand such new arrangements. Such a requirement would, in view of ongoing liberalization of the regulation under the Act generally applicable to financings by registered holding companies, undermine the interests of the companies and the interests of their investors and consumers and would, therefore, be detrimental to the public interest and the interests of investors and consumers. Thus, for a period of time following the closing of the Mergers, KeySpan and the Subsidiaries are seeking to maintain their existing financing arrangements and other commitments and to continue to carry on their newly combined business without undue interruption. Consequently, KeySpan requests that the Commission authorize KeySpan and the Subsidiaries, during the Authorization Period, to continue to finance their operations in the same manner as prior to closing of the Mergers all as more specifically described herein. In that connection, KeySpan commits that from and after the consummation of the Mergers and for the duration of the Authorization Period, KeySpan, as the registered holding company parent of the combined consolidated KeySpan System, will maintain and will cause each of its Utility Subsidiaries to maintain at least 30% common equity in its respective capital structure. Exhibit FS-1 hereto illustrates that, on a pro forma basis at June 30, 2000, KeySpan would, after giving effect to the Mergers, have 35.1% common equity in its capital structure.

          KeySpan hereby requests Commission authorization to maintain in effect the financing arrangements described above and in Exhibit C, as well as any additional financing arrangements and any Refinancings entered into prior to completion of the Mergers.14 KeySpan further requests Commission authorization,
during  the   Authorization

----------

13 KeySpan estimates its existing financings to be approximately
$1.4 billion, which is comprised of the promissory notes, preferred stock and credit facilities described under the heading of Debt Obligations in Exhibit C.

14 With respect to existing promissory notes reflected in Exhibit C, KeySpan may be required under certain circumstances to obtain letters of credit to support its obligations under such notes. Accordingly, KeySpan
(footnote continued on next page)

Period, to effect a Refinancing of financing arrangements entered into by KeySpan prior to completion of the Mergers and which remain in effect on the date the Mergers are completed; provided that any such Refinancings that are effected following completion of the Mergers will be done in compliance with the parameters for financing and refinancing authorization described in Section B above. KeySpan further requests authorization to enter into additional financing arrangements (i.e., incremental to existing financings or any refinancings thereof) and to issue additional equity, debt and convertible securities aggregating not more than $1.5 billion ("Additional Financing Amount") at any one time outstanding during the Authorization Period.15 Such securities could include, but would not necessarily be limited to, common stock, preferred stock, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. KeySpan may also issue guarantees and enter into interest rate swaps and hedges as described below. The total of all outstanding securities issued by KeySpan under the Refinancing authority herein requested together with the Additional Financing Amount authority herein requested shall not exceed $5.1 billion during the Authorization Period.16

          a. Common Stock

          KeySpan requests authorization to issue and sell common stock from time to time during the Authorization Period subject to the Additional Financing Amount, either through underwritten public offerings, in private placements or in exchange for securities or assets being acquired from other companies provided that the Commission has authorized the acquisition of equity securities or assets in a separate proceeding or the acquisition is exempt under the Act or rules of the Commission.17 KeySpan may issue and sell common stock or options, warrants, or other stock purchase rights that are exercisable for common stock and issue common stock upon the exercise of such options, warrants, or other stock purchase rights. KeySpan may also buy back shares of common stock or options during the Authorization Period in accordance with Rule 42.

          Under Rule 58 and Section 34 of the Act, KeySpan is authorized to acquire securities of companies engaged in "energy-related" businesses, as described in Rule 58, as

----------
requests that the approval of existing debt requested herein include approval to obtain such required letters of credit.

15 The Additional Financing Amount was developed based on the following assumptions: (i) an estimated $365 million to replace preferred stock redeemed in June 2000; (ii) an estimated $500 million for forecasted financings related to the requirements of the gas and electric systems and generation expansion investments; (iii) an estimated $540 million for potential investments in energy related investments; and (iv) an estimated $100 million for contingencies.

16 The aggregate amount of $5.1 billion was derived by adding together the amounts described above for the merger financing, existing financings and Additional Financing Amount.

17 Authority to issue securities under stock based benefit plans is addressed in
Item 1.C.5 below.

well as ETCs. Historically, similar acquisitions have occasionally involved the exchange of parent company stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions are individually negotiated. The KeySpan common stock to be exchanged in such transactions may be purchased on the open market pursuant to Rule 42, or may be original issue or treasury shares. Original issue stock or treasury shares may be registered under the Securities Act of 1933, as amended (the "1933 Act"), or issued pursuant to any exemption from the registration requirements of the 1933 Act.

          The ability to offer stock as consideration in an acquisition could make a transaction more economical for KeySpan as well as for the seller of the business. Therefore, KeySpan requests authorization to issue common stock in consideration for an acquisition by KeySpan or a Nonutility Subsidiary of securities or assets of a business, the acquisition of which has been approved by the Commission in this proceeding or is exempt under the Act or the rules thereunder. The KeySpan common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high or low prices for a period prior to the closing of the sale as negotiated by the parties. From the perspective of the Commission, the use of stock as consideration valued at market value is no different than a sale of common stock on the open market and the use of proceeds to acquire securities, the acquisition of which is otherwise authorized or exempt.

          The proceeds from the sale of KeySpan's common stock will be used as set forth in number 8 of the financing parameters described in Item 1.B above.

          b. Preferred Stock

          KeySpan may issue additional preferred stock from time to time during the Authorization Period. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by KeySpan's board of directors. The dividend rate on any series of preferred stock or other preferred securities will not exceed at the time of issuance 500 basis points over LIBOR. Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments for specified periods. Preferred stock or other preferred securities may be convertible or exchangeable into shares of common stock.

          c. Long-Term Debt

          KeySpan proposes to issue additional long-term debt in accordance with the financing parameters described in Item 1.B above. Any long-term debt security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as KeySpan may determine at the time of issuance and may be comprised of various types of debt securities to be issued under an indenture to be entered into between KeySpan and The Chase Manhattan Bank, as trustee (the "KeySpan Indenture"). Any securities issued either pursuant to an exemption from the registration requirements under the 1933 Act or under the KeySpan Indenture will be unsecured and unsubordinated obligations of KeySpan and will rank equally with all other unsecured and unsubordinated debt of KeySpan. The KeySpan Indenture will provide for the issuance from time to time of debt securities (either through underwriters, dealers, agents or directly to purchasers by KeySpan) in unlimited dollar amounts and an unlimited number of series. In addition, the KeySpan Indenture will contain all provisions required by the Trust Indenture Act of 1939, as amended, including, but not limited to, provisions governing KeySpan's ability to (i) mortgage, pledge or otherwise subject its assets or property to certain types of liens; (ii) consolidate with or merge into any other entity or transfer or lease substantially all of its assets or property to any person; and
(iii) terminate its obligations under the KeySpan Indenture with respect to the debt securities. In addition, the long-term debt securities (1) will have maturities ranging from one to fifty years, (2) will bear interest at a rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of the long-term debt, (3) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above its principal amount, (4) may be entitled to mandatory or optional sinking fund provisions, and (5) may provide for reset of the coupon under a remarketing arrangement. The request for authorization for KeySpan to issue long-term debt securities is consistent with authorization that the Commission has granted to other registered holding companies. See Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8,
1999).18

          d. Short Term Debt

          KeySpan requests authorization to issue additional short-term debt including, but not limited to, institutional borrowings, commercial paper
(including back-up short-term credit facilities) and bid notes. Issuance of short-term debt will be in accordance with the financing parameters described in
Item 1.B above including the commitment that short-term debt financings authorized by this Application/Declaration will not exceed 500 basis points over the London interbank offer rate (LIBOR). Proceeds of any short-term debt issuance may be used to refund pre-Mergers short-term debt and Mergers-related debt, and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained. Short-term debt will be unsecured.

----------
18 See also Cinergy Corp., Holding Co. Act Release No. 26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities); Conectiv, Inc., Holding Co. Act Release No. 26921 (Sept. 28, 1998) (authorizing issuance of up to $250 million of debentures); and Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999) (authorizing the issuance of debt securities by the registered holding company, including the refinancing of $4.5 billion of acquisition indebtedness).

          Currently, KeySpan is issuing commercial paper to accredited investors (as such term is defined in the 1933 Act). Such issuances of commercial paper are exempt from registration under the 1933 Act pursuant to Section 4(2) thereof. It is anticipated that future issuances of commercial paper will similarly be exempt from registration under the 1933 Act.

     2.  Guarantees

          KeySpan requests authorization to maintain in effect and to amend, renew, extend and/or replace any and all of its existing guarantees, letters of credit, expense agreements and other forms of credit support ("Guarantees") with respect to the obligations of the Subsidiaries or which may hereafter be entered into or given prior to the completion of the Mergers. KeySpan currently has approximately $2 billion in Guarantees outstanding which are expected to remain in place following the Mergers. Details of such Guarantees are included in Exhibit C and a summary of such Guarantees is set forth in Exhibit P.19

          KeySpan requests further authorization to enter into additional Guarantees (i.e., in addition to the existing Guarantees), subject to the appropriate financing parameters described in Item 1.B above, with respect to the obligations of the Subsidiaries as may be appropriate or necessary to enable such companies to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $2.0 billion outstanding at any one time (not taking into account obligations exempt under Rule 45). KeySpan intends to charge each subsidiary a fee for each Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the Guarantee (e.g., bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding. The limit on Guarantees is separate from the limit on KeySpan's requested overall $5.1 billion cap on external financings.

     3.  Authorization and Operation of the Money Pools

          KeySpan and the Utility Subsidiaries request authorization to establish the KeySpan System utility money pool (" Utility Money Pool"), and the Utility Subsidiaries also request authorization to make unsecured short-term borrowings from the Utility Money Pool, to contribute surplus funds to the Utility Money Pool, and to lend and extend credit to (and acquire promissory notes from) one another through the Utility Money Pool. KED NY and KED LI will be limited to borrowing from the Utility Money Pool only.

          In addition, KeySpan and the remaining Subsidiaries,  all of which are
Nonutility   Subsidiaries,   hereby  request   authorization  to  establish  the
non-utility  money pool

----------
19 These Guarantees include both payment and performance guarantees.

("Nonutility Money Pool"). The Nonutility Money Pool activities of all of the Nonutility Subsidiaries are exempt from the prior approval requirements of the Act under Rule 52.

          KeySpan requests authorization to contribute surplus funds and to lend and extend credit to (a) the Utility Subsidiaries through the Utility Money Pool and (b) the Nonutility Subsidiaries through the Nonutility Money Pool.

          KeySpan believes that the cost of the proposed borrowings through the two money pools will generally be more favorable to the respective participants than the comparable cost of external short-term borrowings, and the yield to the respective participants contributing available funds to the respective money pools will generally be higher than the typical yield on short-term investments.

               i. Utility Money Pool

          Under the proposed term of the Utility Money Pool, short-term funds would be available for short-term loans to the Utility Subsidiaries from time to time from the following sources: (1) surplus funds in the treasuries of the Utility Money Pool participants other than KeySpan, (2) surplus funds in the treasuries of KeySpan and the Intermediate Holding Companies, and (3) proceeds from bank borrowings by Utility Money Pool participants or the sale of commercial paper by KeySpan or the Utility Subsidiaries for loan to the Utility Money Pool ("External Funds"). Funds would be made available from such sources in such order as KCS, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool.

          The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool or shall lend funds to the Utility Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit H-1 for a copy of the Form of Utility Money Pool Agreement.

          As discussed in more detail below, a separate Nonutility Money Pool will be established by KeySpan with certain Nonutility Subsidiary companies of KeySpan.20 Funds made available by KeySpan for loans through the money pools will be made available first for loans through the Utility Money Pool and thereafter for loans through the Nonutility Money Pool.

          Utility Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Utility Money Pool. On any

----------
20 Such other subsidiaries consist of each of the Nonutility Subsidiaries including KeySpan Corporate Services.

day when more than one fund source (e.g., surplus treasury funds of KeySpan and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower would borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

          Borrowings from the Utility Money Pool would require authorization by the borrower's chief financial officer or treasurer, or by a designee thereof. No party would be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from banks or through the sale of its own commercial paper. No loans through the Utility Money Pool would be made to, and no borrowings through the Utility Money Pool would be made by, KeySpan or the Intermediate Holding Companies.

          The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Utility Money Pool participants lending External Funds to the Utility Money Pool would initially be paid by the participant maintaining such line. A portion of such costs -- or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool -- would be allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

              If only Internal Funds make up the funds available in the Utility Money Pool, the interest rate applicable and payable to or by the participants for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The Wall Street Journal.

              If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

              In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second-preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowings.

          Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and
(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

          The interest income and investment income earned on loans and investments of surplus funds would be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

          Each participant receiving a loan through the Utility Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. The borrower without premium or penalty may prepay all loans made through the Utility Money Pool.

               ii. Nonutility Money Pool

          The Nonutility Money Pool will be operated on the same terms and conditions as the Utility Money Pool, except that KeySpan funds made available to the Money Pools will be made available to the Utility Money Pool first and thereafter to the Nonutility Money Pool. No loans through the Nonutility Money Pool would be made to, and no borrowings through the Nonutility Money Pool would be made by, KeySpan and the Intermediate Holding Companies. See Exhibit H-2 for a copy of the form of Nonutility Money Pool Agreement. All contributions to, and borrowings from, the Nonutility Money Pool are exempt pursuant to the terms of Rule 52 under the Act,21 except contributions and

----------
21 They are exempt under Rule 52(b) because the Nonutility companies participating are not holding companies, public utility companies, investment companies or fiscal or financing agencies of KeySpan. The securities issued pursuant to the Nonutility Money Pool are solely for the purpose of financing the existing business of the respective Nonutility Subsidiary and the interest rates and maturity dates of the debt securities issued are designed to parallel the effective cost of capital of the associate companies participating and issuances of debt to an energy related company under the Nonutility Money Pool arrangements will comply with the Rule 58 provision set forth in Rule 52(b).

          extensions of credit by KeySpan, authorization for which is hereby requested. KeySpan shall undertake to file a post-effective amendment in this proceeding seeking approval to add any additional Nonutility Subsidiary to borrow from the Nonutility Money Pool. KeySpan requests that, without further authorization of the Commission, other current or future Nonutility Subsidiaries may participate in the Nonutility Money Pool as lenders but not as borrowers. Funds not required by the Nonutility Money Pool to make loans (with the exception of funds required to satisfy the Nonutility Money Pool's liquidity requirements) would ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and
(viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. KeySpan requests that the Commission reserve jurisdiction over the formation of the Nonutility Money Pool. In addition, KeySpan requests the Commission to reserve jurisdiction over the participation of the Nonutility Subsidiaries described in the Merger Application to which KeySpan has requested that the Commission reserve jurisdiction over with respect to retainability under Section 11(b) of the Act.

               iii. Other Contributions to Money Pools

          KeySpan and the Utility Subsidiaries may contribute funds from the issuance of short-term debt as authorized above to the Utility Money Pool. KeySpan may contribute funds from the issuance of short-term debt to the Nonutility Money Pool and the Nonutility Subsidiaries may contribute funds from the issuance of short-term debt to the Nonutility Money Pool.

               iv. Operation of the Money Pools and Administrative Matters

          Operations of the Utility Money Pool and the Nonutility Money Pool, including record keeping and coordination of loans, will be handled by KCS under the authority of the appropriate officers of the participating companies. KCS will administer the Utility Money Pool and the Nonutility Money Pool on an "at cost" basis and will maintain separate records for each money pool. Surplus funds of the Utility Money Pool and the Nonutility Money Pool may be combined in common short-term investments, but separate records of such funds shall be maintained by KCS as administrator of the pools, and interest thereon shall be separately allocated, on a daily basis, to each money pool in accordance with the proportion that the amount of each money pool's surplus funds bears to the total amount of surplus funds available for investment from both money pools.

              v. Use of Proceeds

          Proceeds of any short-term borrowings by the participants may be used by each such participant (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and preferred stock; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. KED NY may borrow up to $250 million at any one time outstanding from the Utility Money Pool, KED LI may borrow up to $185 million at any one time outstanding from the Utility Money Pool, KeySpan Generation may borrow up to $50 million at any one time outstanding from the Utility Money Pool, Boston Gas may borrow up to $150 million at any one time outstanding from the Utility Money Pool, Colonial Gas may borrow up to $75 million at any one time outstanding from the Utility Money Pool, Essex Gas may borrow up to $20 million at any one time outstanding from the Utility Money Pool, ENGI may borrow up to $35 million at any one time outstanding from the Utility Money Pool. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage. The authorization sought herein is substantially the same as that given to New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997), Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998), and Scana Corporation, Holding Co. Act Release No. 27135 (February 14, 2000).

     4.  Hedging Transactions

          a. Interest Rate Hedges

          KeySpan requests authorization to continue existing, and enter into additional, interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate costs. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's, are equal to or greater than "BBB-," or an equivalent rating from Moody's Investors Service or Fitch IBCA.

          Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          b. Anticipatory Hedges

          KeySpan requests authorization to continue existing, and enter into additional interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury obligations (a "Zero Cost Collar "), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

          Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. KeySpan or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. KeySpan or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases. All open positions under Anticipatory Hedges will be closed on or prior to the date of the new issuance and neither KeySpan nor any Subsidiary will, at any time, take possession or make delivery of the underlying U.S. Treasury Securities.

          KeySpan represents that the Interest Rate Hedges and the Anticipatory Hedges will qualify for hedge accounting treatment under generally accepted accounting principles (GAAP). KeySpan will comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.22

     5. Stock-Based, Open Enrollment and Dividend Reinvestment Plans

          a. KeySpan

          KeySpan requests authorization to issue and sell its common stock from time to time during the Authorization Period and subject to the Additional Financing Amount, either pursuant to its Investor Program, an open enrollment and dividend reinvestment plan and its Long Term Performance Incentive Compensation Plan, and a stock-based

----------
22 The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

management incentive plan and its 401K Plan employee benefit plans or in exchange for securities or assets being acquired from other companies.23

          KeySpan, Eastern, and EnergyNorth currently have in effect the stock based plans described in Exhibit B, which authorize grants of such companies' common stock, stock options and other stock-based awards to eligible employees, directors and consultants. Because KeySpan will directly or indirectly be acquiring all of Eastern's and EnergyNorth's common stock, following consummation of the Mergers, Eastern and EnergyNorth's stock plans will cease to operate and may be assumed by KeySpan. However, KeySpan may issue shares of its Common Stock under the authorization and within the limitations set forth herein in order to satisfy the obligations of Eastern and EnergyNorth under all such plans and under plans adopted after the effective time of the Mergers which replace any plans listed in Exhibit B. Shares of Common Stock for use under the common stock plans may either be newly issued shares, treasury shares or shares purchased in the open market. KeySpan will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the stock plans pursuant to Rule 42.24 KeySpan also requests authorization to issue and/or sell shares of Common Stock pursuant to these existing stock plans and similar plans or plan funding arrangements hereafter adopted, and to engage in other sales of its treasury shares for general business purposes, without any additional prior Commission order. Stock transactions of this variety would be treated the same as other stock transactions permitted pursuant to this Application/Declaration.

          KeySpan also has an Investor Program, an open enrollment and dividend reinvestment plan under which shares of its Common Stock may be issued directly to individuals and existing shareholders who may also elect to reinvest their cash dividends and/or make optional cash investments to purchase additional shares of Common Stock. Shares of Common Stock for use under the open enrollment and dividend reinvestment plan may be either newly issued shares, treasury shares, or shares purchased on the open market. KeySpan hereby seeks authority for the issuance and sale of its shares in accordance with its open enrollment and dividend reinvestment plan under the authorization and within the limitations set forth herein.

          As of June 30, 2000, the following approximate number of shares were issued and outstanding under the KeySpan plans described above: 5,378,000 shares under KeySpan's open enrollment and divided reinvestment plan; 578,000 shares under KeySpan's employee stock purchase plan; and 3,785,000 shares under KeySpan's 401K plans. In addition, as of such date, approximately 7,844,000 options to purchase shares of

----------
23 The proceeds from the sale of such stock will be used as described in number 8 of the financing parameters described above in Item 1.B.

24 17 C.F.R.ss.250.42.

KeySpan's common stock have been issued under KeySpan's stock-based management incentive plan.

          b. The Houston Exploration Company

          KeySpan, through a wholly-owned Subsidiary, holds a 70% interest in The Houston Exploration Company ("Houston Exploration"). Houston Exploration, is a publicly held Delaware corporation. It is engaged in the exploration, development and acquisition of domestic natural gas and oil properties.

          KeySpan requests authorization during the Authorization Period for Houston Exploration to issue securities pursuant to the stock plans described below up to the amount currently authorized under the plans as described below.

          1996 Stock Option Plan. At the completion of an initial public offering in September 1996, Houston Exploration adopted the 1996 Stock Option Plan, which allowed it to grant options not to exceed 10% of the shares of Houston Exploration's common stock outstanding from time to time. Options granted under the 1996 Stock Option Plan expire 10 years from the grant date and vest in one-fifth increments on each of the first five anniversaries of the grant date. During 1997, the 1996 Stock Option Plan was amended to allow option grants to non-employee directors of the company. Options granted to non-employee directors vest on the date of grant and are non-qualified. Currently, 2,833,276 options are authorized for issuance under the 1996 Stock Option Plan. Substantially all options currently authorized under the 1996 Stock Option Plan had been granted, of which 979,330 of the options granted are incentive stock options ("ISOs") and the balance of 1,354,608 are non-qualified stock options ("NQSOs").

          1999 Stock Option Plan. On October 26, 1999, Houston Exploration adopted the 1999 Non-Qualified Stock Option Plan (the "1999 Stock Option Plan"). Under the 1999 Stock Option Plan, 400,000 options were authorized of which 111,800 options were granted during 1999. All options under the 1999 Stock Option Plan are non-qualified, expire 10 years from the grant date and vest in one-fifth increments on each of the first five anniversaries of the grant date, with the exception of options granted to non-employee directors which vest on the date of grant.

          c. MyHomeKey

          KeySpan, through its wholly-owned Subsidiary, KeySpan MHK, Inc. ("KMHK"), is an investor in MyHomeKey.com, Inc. ("MHK"). MHK was formed to establish and maintain an Internet-based website offering certain energy and home-related goods and services.25 At April 18, 2000, KMHK owned an approximate 18.2% beneficial interest in MHK (calculated on a fully diluted basis assuming the conversion of all issued

----------
25 A full description of MHK is contained in the Merger Application and is incorporated herein by reference.

and outstanding convertible preferred stock of MHK and the exercise of all outstanding stock options).26

          MHK currently maintains a Stock Plan (the "MHK Stock Plan") in which employees, directors and consultants of MHK may participate. The MHK Stock Plan is administered by a committee comprised of outside MHK directors. The following types of awards may be granted under the MHK Stock Plan: incentive stock options, nonstatutory stock options and stock purchase rights. Incentive stock options, which are intended to qualify as incentive stock options under the Internal Revenue Code, may only be granted to employees. Nonstatutory stock options and stock purchase rights may be granted to employees and directors of MHK, as well as service providers to the company. Incentive stock options and nonstatutory stock options may be granted to eligible participants subject to terms and conditions established by the committee. The exercise price of an option must be at least 100% of the fair market value of MHK common stock on the date that the option is granted (or 85%, in the case of a nonstatutory stock option granted to a service provider who is neither an employee nor the beneficial owner of more than 10% of the voting securities of MHK). Each option granted under the MHK Stock Plan has a term of not more than 10 years from the date of grant (or 5 years in the case of an incentive stock option granted to an optionee who owns more than 10% of the voting securities of the company or any parent or subsidiary). Stock purchase rights consist of the award of shares of MHK common stock which are subject to certain conditions. Recipients are prohibited from selling or transferring restricted stock awarded in the form of stock purchase rights until the restrictions stated in the award agreement are satisfied, and the company reserves the rights to repurchase such restricted stock on the terms and conditions stated in the award agreement. In addition to MHK's rights to repurchase shares of its common stock issued pursuant to the MHK Stock Plan, shares of common stock which have been issued to its senior management (or reserved for issuance pursuant to the exercise of an option granted to one of MHK's directors (the "Director's Option")), are also subject to certain repurchase rights of the company upon such individuals' termination of employment or association with the company. At August 31, 2000, the total number of shares of common stock of MHK authorized for issuance to employees, directors and consultants under the MHK Stock Plan, the Director's Option and such senior management arrangements is 7,440,000 shares, of which 6,338,000 shares have been issued or are subject to outstanding options.

          During the Authorization Period, authorization is requested from the Commission for MHK to issue and sell up to the limit of its currently authorized amount as described above, and to repurchase, from time to time pursuant to the MHK Stock Plan and the Director's Option shares of its common stock or options or other stock purchase rights and to repurchase shares of MHK's common stock held by senior management upon such individuals' termination of employment or association with the company.27

----------
26 On November 3, 2000, MHK filed an application with the Federal Communication Commission for ETC status.

27 We believe that as an ETC, MHK's security issuances are exempt from the Act's prior approval requirements and the stock plan would otherwise be exempt under Rule 52(b), therefore, KeySpan requests such authorization for MHK's stock plan only to the extent that its prior authorization is not exempt under Section 34 of the Act or Rule 52(b).

     6.  Utility Subsidiary Financings

          KeySpan's Utility Subsidiaries may finance a portion of their operations on a stand-alone basis and independent of any credit support from KeySpan and may also enter into Interest Rate Hedges subject to the same terms and conditions as those described above relating to KeySpan. Most financings undertaken by the Utility Subsidiaries are subject to the jurisdiction of the Public Service Commission of the State of New York ("NYPSC"), the Massachusetts Department of Telecommunications and Energy ("MDTE") or the New Hampshire Public Utility Commission ("NHPUC"), as the case may be, each of which has regulatory jurisdiction over certain of the Utility Subsidiaries; therefore, the issue and sale of most securities by the Utility Subsidiaries will be exempt from the pre-approval requirements of Sections 6(a) and 7 of the Act pursuant to Rule 52(a), as most securities offerings by a Utility Subsidiary must be approved by the state utility commission with jurisdiction over such utility.

          However, certain financings by the Utility Subsidiaries for which authorization is requested herein may be outside the scope of the Rule 52 exemption because they will not be subject to state commission approval. Specifically, (1) NYPSC approval is not required for the issuance by KED NY, KED LI and KeySpan Generation of indebtedness with maturities of one year or less,
(2) the approval of the MDTE is not required for the issuance by Boston Gas, Colonial Gas, and Essex Gas of indebtedness with maturities of one year or less and (3) the approval of the NHPUC is not required for the issuance by ENGI of indebtedness with maturities of one year or less which in the aggregate do not exceed 10% of the net utility plant.

          To the extent no exemption therefor is provided under Rule 52, authority is requested for the Utility Subsidiaries to (1) continue in effect the credit facilities set forth in Exhibit D after completion of the Mergers (a summary of such existing debt is set forth in Exhibit P) and to amend, renew, extend and/or replace such credit facilities (2) enter into Interest Rate Hedges subject to the same terms and conditions as those described above relating to KeySpan and (3) issue and sell from time to time during the Authorization Period additional debt securities with maturities of one year or less, up to the following aggregate principal amounts and in accordance with the applicable financing parameters described in Item 1.B above:

Utility Subsidiaries                    Aggregate Principal Amount ($ millions)
--------------------                    ---------------------------------------
KED NY                                                  $250
KED LI                                                   185
KeySpan Generation                                        50
Boston Gas                                               150
Colonial Gas                                              75
Essex Gas                                                 20
ENGI                                                      35
                                                      ------
                                                        $765

          Any other future financings undertaken by the Utility Subsidiaries will be undertaken in compliance with applicable laws, rules and regulations including, after completion of the Mergers, the Act and Rule 52.

     7.  Intermediate Holding Company Financing

          KeySpan anticipates that the Intermediate Holding Companies could serve as pass-through financing entities, facilitating the financing of the KeySpan System by transferring funds from KeySpan to the subsidiaries of the Intermediate Holding Companies and, to the extent that such service as a financing conduit would result in the issuance or sale of securities by the Intermediate Holding Companies, KeySpan and the Intermediate Holding Companies request authority for each of the Intermediate Holding Companies to issue and sell securities to their respective immediate parent company for the purpose of funding the operations of their respective subsidiaries. All such securities issued by the Intermediate Holding Companies will meet the requirements of Rule 52(b). In no event would the Intermediate Holding Companies issue or sell securities to third parties or borrow or receive any extension of credit from a Subsidiary.

     8.  Nonutility Subsidiary Financings

          As noted on Exhibit E hereto, certain Nonutility Subsidiaries have financing arrangements in place that are expected to remain in place following consummation of the Mergers. Certain guarantees in favor of a direct or indirect Nonutility Subsidiary issued by another Subsidiary may be replaced by KeySpan guarantees as described below. In addition, the Merger Application contemplates, and KeySpan expects that the order permitting the Merger Application to become effective will authorize the formation or retention of other Nonutility Subsidiaries named herein which do not currently have outstanding debt. It is expected that future financing by all such Nonutility Subsidiaries following completion of the Mergers will be made pursuant to the terms of, and exempt under, Rule 52.

          MHK, a Nonutility Subsidiary, may issue and sell common stock in an initial public offering for purposes of raising capital to finance the business activities contemplated by its current business plan.28 KeySpan believes that such an initial public offering is exempt from prior Commission authorization pursuant to Rule 52(b). However, to the extent the exemption may not apply, authorization is hereby requested during the Authorization Period for MHK to issue and sell its common stock in an underwritten public offering pursuant to underwriting agreements of types generally standard in the industry, at rates or price and under conditions negotiated or based upon, or otherwise determined by, competitive capital.

     9.  EWG/FUCO-related Financings

          Today, KeySpan holds investments in the following EWGs and FUCOs:

             Entity                                    Investment ($ millions)
             ------                                    -----------------------

KeySpan-Ravenswood, Inc. (EWG)                                $632.5
Phoenix Natural Gas Limited (FUCO)                              56.5
FINSA Energeticos, S. de R.L. de C.V. (FUCO)                     1.4
                                                             -------
                                                              $690.4

          During the Authorization Period, KeySpan requests Commission authorization to invest an amount equal to 250% of its consolidated retained earnings after giving effect to the accounting adjustments required by the Mergers in EWGs and FUCOs. On a pro forma basis at June 30, 1999, Keyspan's retained earnings are approximately $528 million after giving effect to the accounting adjustments required by the Mergers. Such authorization would be consistent with the policies underlying the Act in view of the representations and commitments made by KeySpan below as well as the treatment the Commission has afforded to similarly situated newly registered companies.29

          KeySpan estimates that it will have an aggregate investment of approximately 130% of its retained earnings in EWGs and FUCOs as of the date the Mergers are completed.30 In addition, KeySpan currently has plans to invest in two additional EWGs which would be approximately 97% of retained earnings.31 All of the current actual

----------
28 At this time it is not yet known how many shares of MHK's common stock might be issued in any initial public offering.

29 See National Grid, Holding Co. Act Release No. 27154 (March 15, 2000) (SEC permitted registered holding company to have investments in FUCOs up to 250% of aggregate consolidated retained earnings).

30 KeySpan's current EWG and FUCO investments consist of KeySpan-Ravenswood, Phoenix and FINSA as described above.

31 Potential EWG investments that are expected to occur at some point after KeySpan registers consist of an additional 250 MW expansion of generation located at the site of KeySpan-Ravenswood, Inc., KeySpan's existing EWG, as well as development of a 250 MW gas-fired combined cycle plant on Long Island. These (footnote continued on next page) investments, as well as the identified planned investments, were entered into in accordance with all applicable laws and regulations prior to the time that KeySpan has become subject to registration as a holding company under the Act and, thus, KeySpan should not be penalized for having and holding or planning these investments. KeySpan is requesting authority to invest an amount equal to 250% of its retained earnings in EWGs and FUCOs which is comprised of 227.5% to account for its currently existing and planned investments plus an additional 22.5% for flexibility with respect to potential future investments.

          KeySpan notes that retained earnings at June 30, 2000, of approximately $528 million reflect the effects of the transactions consummated on May 28, 1998 between LIPA, Long Island Lighting Company ("LILCO") and KEC. Pursuant to the transaction with LIPA and following the acquisition of KEC, KeySpan became the successor to LILCO for accounting purposes. As a result, the retained earnings of KEC at May 28, 1998, amounting to $472 million, were not carried forward into KeySpan. Moreover, the Mergers will be accounted for under the purchase method of accounting and therefore (as described in greater detail below), will result in the elimination of the retained earnings of Eastern and EnergyNorth and the related "push down" of goodwill will result in the elimination of the retained earnings of Eastern's and EnergyNorth's subsidiaries. As a result of all of these transactions, the consolidated retained earnings of the KeySpan System after giving effect to the Mergers will be artificially deflated and will understate the financial strength and condition of the KeySpan System. Not giving effect to merger-related adjustments, the combined retained earnings of KeySpan, Eastern and EnergyNorth at June 30, 2000 was approximately $ 1.044 billion. Therefore, without giving effect to any accounting adjustments required by the Mergers which have the effect of eliminating the retained earnings of Eastern and EnergyNorth and their respective subsidiaries, on a combined consolidated pro forma basis, KeySpan will have an aggregate investment of 66% of its retained earnings in EWGs and FUCOs as of the date the Mergers are completed.

          The Commission has found the standards of the Act satisfied in connection with requests by a number of U.S. registered holding companies to exceed the so-called "50 percent limit" under Rule 53.32 In each of those matters, the applicant sought relief from

----------
potential EWG investments are still in the feasibility stage. KeySpan has filed an application with the New York State Public Service Commission for approval to build a new 250 MW cogeneration facility at the site of the Ravenswood facility. KeySpan's potential investment. KeySpan is continuing to evaluate the electric needs on Long Island and may, if economic circumstances and energy needs so warrant, proceed with strategies to add additional electric capacity on Long Island.

32 Southern Co., Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24. 1997). See also GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998); New Century Energies, Holding Co. Act Release No. 26982 (Feb. 26, 1999); The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000).

the safeharbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each matter had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. KeySpan asserts that stringent project review procedures as well as the comparison of the financial measures and indicators discussed below, demonstrate that the financial integrity of the KeySpan System is superior to or substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the safe harbor requirements of Rule 53.

          KeySpan has in place a number of project review procedures in order to evaluate various EWG or FUCO investments. Investments are evaluated against a number of investment criteria including (i) economic viability of the project,
(ii) political and regulatory risk, and (iii) strategic fit within the KeySpan System.

              Economic Viability of the Project. Analysis of the economic viability of the project includes an analysis of the overall industry environment in which the project will operate (i.e., progress towards privatization and/or restructuring, depending on where the project is located), the ability of the project to produce electricity at or below long-run marginal costs in the competitive region and the credit worthiness of potential power purchasers and other project counterparties. The economic viability analysis also examines construction risk, commercial risk and financial risk and appropriate methods by which to mitigate these risks such as through offtake contracts, construction contracts with appropriate levels of milestone dates and liquidated damages provisions applicable to the contract, and non-recourse financing.

              Political and Regulatory Risk. Analysis of political and regulatory risks involves careful review of changing political and regulatory regimes as well as long-term economic stability in the region. This analysis is a critical component of KeySpan's investment review as each of the 50 states and the U.S. Congress consider utility industry restructuring and has always been a threshold level review in the analysis of non-U.S. investments. The analysis also includes review of permitting and environmental risks as well as legal risk associated with the ability to enforce contracts relating to the project and its financing. With respect to foreign investments, KeySpan's review also includes analysis of the economic stability of the country, the government's commitment to private energy business, the extent to which there is a free market economy and the development of a local banking system, the legal and regulatory framework for private investment in electric or gas facilities, the local business support for long-term investment of private capital, currency conversion and repatriation, and mitigating risk in appropriate cases by partnering with other entities.

              Strategic Fit. Finally, KeySpan is particularly sensitive to ensuring that its independent energy investments contribute to KeySpan's overall strategic growth plan building upon KeySpan's strengths and resources to achieve broad corporate objectives within budgeting and expenditure guidelines. Moreover,

              KeySpan focuses its development efforts to technologies/industries with which it has existing competencies such as electric generation and the transmission and distribution of electricity and gas. Thus, each potential investment must be reviewed and approved by a number of managers, senior officers and the Board of Directors within the KeySpan System who focus their review not only on the questions of whether a particular project satisfies KeySpan's investment criteria and is reasonably anticipated to generate earnings commensurate with risk, but also on the question of whether the project is likely to aid in achieving KeySpan's long-term overall strategic objectives.

          Additionally, the soundness of KeySpan's financial structure and the lack of risk to utility consumers is demonstrated by the following:

          o KeySpan's commitment to maintain the common stock equity ratios of it and its Utility Subsidiaries at a minimum of 30%; and

          o KeySpan's commitment to maintain its long-term debt rating at an investment grade level.33

          It is also worth noting that aggregate investment (as defined in Rule 53(a)) in EWGs and FUCOs in amounts up to 250% of its consolidated retained earnings ($528 million as of June 30, 2000) would still represent a relatively small commitment of KeySpan's capital for a company of its size based on various financial ratios as of June 30, 2000. For example, investments of this amount would be equal to only 16.6% of KeySpan's total capitalization, 20.9% of consolidated net utility plant, 11.5% of total consolidated assets, and 29.2% of the market value of KeySpan's outstanding common stock as of June 30, 2000. The following chart shows how KeySpan's percentages compare to the percentages of the following companies using the same measurements when they each received Commission orders relieving them from the Rule 53(a)(1) safe harbor requirements so that they could invest up to 100% of their respective consolidated retained earnings in EWGs and FUCOs: The Southern Company ("Southern");34 Central and South West Corporation ("CSW");35 GPU Inc. ("GPU");36 Cinergy Corporation

----------
33 KeySpan's credit rating is currently A- by Standard & Poor' and A3 by Moody's.

34 See Southern Co., Holding Co. Act Release No. 26501 (April 1, 1996).

35 See Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24. 1997).

36 See GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997).

("Cinergy");37 American Electric Power Company ("AEP");38 and New Century Energies, Inc. ("NCE").39


            Investments in EWGs and FUCOs (assuming equal to 100% of
              consolidated retained earnings) as a percentage of:

         Company                Consolidated         Consolidated Net      Total Consolidated       Market Value of
                               Capitalization          Utility Plant             Assets            Outstanding Common
                                                                                                         Stock
-------------------------- ----------------------- ---------------------- ---------------------- -----------------------
Southern                           16.3%                   15.4%                  11.0%                  20.4%

CSW                                23.0%                   23.0%                  14.0%                  31.0%

GPU                                24.9%                   34.2%                  19.4%                  49.8%

Cinergy                            16.0%                   16.0%                  11.0%                  19.0%

AEP                                16.0%                   13.8%                  9.8%                   18.5%

NCE                                15.5%                   12.9%                  9.8%                   13.5%

Average of the above               18.6%                   19.2%                  12.5%                  25.4%

          This comparison verifies that an aggregate investment of up to 250% of KeySpan's consolidated retained earnings would involve a relatively small commitment of capital for a company of KeySpan's size. Also, in every category, KeySpan's percentage is below at least two of the companies and either slightly above the other companies or not more than 5 percentage points above the average in those categories in which KeySpan's percentages are greater than the average.

          Moreover, under Rule 53(c)(2), KeySpan must also demonstrate that the proposed use of financing proceeds to invest in FUCOs will not have an "adverse impact" on any of the Utility Subsidiaries, their respective customers, or on the ability of the State commissions having jurisdiction over one or more such utility subsidiaries to protect such public utility companies or such customers.

----------
37 See Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998).

38 See American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998).

39 See New Century Energies, Holding Co. Act Release No. 26982 (Feb. 26, 1999) (hereafter referred to as the "NCE Order"). The data for the chart below was obtained from the application/declaration filed by NCE upon which the NCE Order is based.

          The conclusion that the customers of the Utility Subsidiaries will not be adversely impacted by increased levels of investment is well-supported by the following:

               (a) All of KeySpan's investments in EWGs and FUCOs will be segregated from the Utility Subsidiaries. None of the Utility Subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan further commits not to seek recovery in the retail rates of any Utility Subsidiary for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

               (b) Investments in EWGs and FUCOs will not have any negative impact on the ability of the Utility Subsidiaries to fund operations and growth. The Utility Subsidiaries currently have financial facilities in place that are adequate to support their operations. These facilities will continue subsequent to the Mergers. The expectation of continued strong credit ratings by the Utility Subsidiaries should allow them to continue to access the capital markets to finance their operations and growth.

               (c) KeySpan will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the Utility Subsidiaries' employees in connection with providing services to FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by KeySpan through its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by KeySpan. On a going-forward basis, KeySpan also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the Utility Subsidiaries.

               (d) KeySpan believes that the NYPSC, MDTE and NHPUC are able to protect utility customers within their respective states.

               (e) In addition, KeySpan will provide the information required by Form U5S to permit the Commission to monitor the effect of KeySpan's EWG and FUCO investments on KeySpan's financial condition.

               (f) Moreover, the NYPSC permits KeySpan to invest up to 50% of its capital in non-utility investments.40

          Finally, none of the three conditions described in Rule 53 (b) exist. Specifically, (1) there has been no bankruptcy of any KeySpan Subsidiaries; (2) KeySpan's average consolidated retained earnings for the previous four quarters41 has not decreased by

----------
40 Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998) at p. 28 of Appendix A.

41 The previous four quarters referenced above are the four quarters ended September 30, 2000.

10% from the average for the four quarters preceding that period; and (3) in the past fiscal year, KeySpan has not reported operating losses attributable to its direct or indirect investments in EWGs or FUCOs which exceeded 5% of its consolidated retained earnings.

          For the foregoing reasons and to enable KeySpan to compete effectively in the independent generation market, KeySpan hereby requests authorization, following completion of the Mergers and for purposes of Rule 53, to invest amounts equal to 250% of its consolidated retained earnings in EWGs and FUCOs. The EWGs and FUCOs may be held, and the investments may be made, directly, or indirectly through intermediate companies, partnerships or other corporate entities.

     10.  Changes in Capital Stock of Subsidiaries

          The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to KeySpan or other intermediate parent companies during the Authorization Period pursuant to Rule 52 and/or pursuant to an order issued in this proceeding cannot be ascertained at this time. It may happen that the proposed sale of capital securities may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. Also, a wholly-owned Subsidiary may wish to engage in a reverse stock split to reduce franchise taxes. As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change any wholly-owned
Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by KeySpan or other intermediate parent companies. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility Subsidiary is incorporated and doing business.42 In addition, as stated above, each of the Utility Subsidiaries will maintain, during the Authorization Period, a common equity ratio of at least 30% of total capital.

     11.  Financing Subsidiaries

          Authority is sought for KeySpan and the Subsidiaries to organize new corporations, trusts, partnerships or other entities created for the purpose of facilitating financings through their issuance to third parties of income preferred securities or other securities authorized hereby or issued pursuant to an applicable exemption. Request is also made for these financing entities to issue such securities to third parties in the event such issuances are not exempt under Rule 52. Additionally, request is made for authorization with respect

----------
42 The Commission has granted similar approvals to other registered holding companies. See Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998); New Century  Energies,  Inc.,  Holding Co. Act Release No. 26750 (Aug. 1,
1997).

to (i) the issuance of debentures or other evidences of indebtedness by any of the Subsidiaries to a financing entity in return for the proceeds of the financing, (ii) the acquisition by any of the Subsidiaries of voting interests or equity securities issued by the financing entity to establish any such Subsidiary's ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from 1 to 3 percent of the capitalization of the financing entity) and (iii) the guarantee (both payment and performance) by KeySpan of such financing entity's obligations in connection therewith. Each of the Subsidiaries also requests authorization to enter into an expense agreement with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. The authorization sought herein with respect to financing entities is substantially the same as that given to The Southern Company, Holding Co. Act Release No. 27134 (February 9, 2000).

     12.  Intermediate Subsidiaries and New Subsidiaries

          KeySpan requests authorization to acquire, directly or indirectly, the securities of one or more Intermediate Subsidiaries, which would be organized exclusively for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs or FUCOs, Rule 58 Subsidiaries, ETCs or other Nonutility Subsidiaries (as authorized in this proceeding or in a separate proceeding), provided that Intermediate Subsidiaries may also engage in development activities and administrative activities relating to such subsidiaries. To the extent such transactions are not exempt from the Act or otherwise authorized or permitted by rule, regulation or order of the Commission issued thereunder, KeySpan requests authority for Intermediate Subsidiaries to provide management, administrative, project development and operating services to such entities. Such services may be rendered to EWGs, FUCOs or Rule 58 Subsidiaries at fair market prices to the extent they qualify for any of the exceptions from the "at cost" standard requested in Item 1.E, below.43

          There are several legal and business reasons for the use of special-purpose intermediate companies in connection with making investments in EWGs and FUCOs, Rule 58 Subsidiaries, ETCs and other non-exempt Nonutility Subsidiaries. For example, the formation and acquisition of special-purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another nonutility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it may be

----------
43 Affiliate transactions involving ETCs are exempt from the Commission's jurisdiction pursuant to Section 34 of the Act.

necessary to form a foreign subsidiary as the entity (or participant in the entity) that submits the bid or other proposal.

          An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG or FUCO, Rule 58 Subsidiary, ETC or other non-exempt Nonutility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by KeySpan and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit KeySpan's exposure to state, U.S. and foreign taxes; (7) to further insulate KeySpan and the Utility Subsidiaries from operational or other business risks that may be associated with investments in nonutility companies; or (8) for other lawful business purposes.

          Investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of equity interests; (2) capital contributions; (3) open account advances with or without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries. Funds for any direct or indirect investment in any Intermediate Subsidiaries will be derived from (1) financings authorized in this proceeding; (2) any appropriate future debt or equity securities issuance authorization obtained by KeySpan from the Commission; and (3) other available cash resources, including proceeds of securities sales by a Nonutility Subsidiary pursuant to Rule 52. To the extent that KeySpan provides funds or issues guarantees directly or indirectly to support the obligations of an Intermediate Subsidiary which are incurred for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary, the amount of such funds or guarantees will be included in KeySpan's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.44

          KeySpan may determine from time to time to consolidate or otherwise reorganize all or any part of its direct and indirect ownership interests in Nonutility Subsidiaries, and the activities and functions related to such investments, under one or more Intermediate Subsidiaries. To effect any such consolidation or other reorganization,

----------
44 The Commission has previously authorized registered holding companies to organize intermediate subsidiary companies to acquire and hold various nonutility subsidiaries, and for such intermediate companies to provide administrative and development services to such subsidiaries. See New Century Energies, Inc., et al., Holding Co. Act Release No. 27000 (April 7, 1999); Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); Ameren Corp., et al., Holding Co. Act Release No. 27053 (July 23, 1999).

KeySpan may wish to either contribute the equity securities of one Nonutility Subsidiary to another Nonutility Subsidiary or sell (or cause a Nonutility Subsidiary to sell) the equity securities of one Nonutility Subsidiary to another. To the extent that these transactions are not otherwise exempt under the Act or Rules thereunder,45 KeySpan hereby requests authorization under the Act to consolidate or otherwise reorganize under one or more direct or indirect Intermediate Subsidiaries, KeySpan's ownership interests in existing and future Nonutility Subsidiaries.46 Such transactions may take the form of a Nonutility Subsidiary selling, contributing or transferring the equity securities of a subsidiary as a dividend to an Intermediate Subsidiary, and Intermediate Subsidiaries acquiring, directly or indirectly, the equity securities of such companies, either by purchase or by receipt of a dividend. The purchasing Nonutility Subsidiary in any transaction structured as an intrasystem sale of equity securities may execute and deliver its promissory note evidencing all or a portion of the consideration given. Each transaction would be carried out in compliance with all applicable U.S. or foreign laws and accounting requirements, and any transaction structured as a sale would be carried out for a consideration equal to the book value of the equity securities being sold. KeySpan will report each such transaction in the next quarterly certificate filed pursuant to Rule 24 in this proceeding, as described below

     13.  Payment of Dividends out of Capital or Unearned Surplus

          a. Eastern and EnergyNorth

          As a result of the application of the purchase method of accounting to the Mergers, the current retained earnings of Eastern and EnergyNorth will be recharacterized as additional paid-in-capital. Further, the Mergers will give rise to a substantial level of goodwill, the difference between the aggregate fair values of all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for Eastern and EnergyNorth, respectively, and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J ("Staff Accounting Bulletin"), the goodwill will be "pushed down" to Eastern, EnergyNorth and their respective subsidiary companies and reflected as additional paid-in-capital in their financial statements. The effect of this accounting practice would be to leave such entities with no retained earnings, the traditional source of dividend payments but, nevertheless, significant equity levels on their balance sheets. KeySpan requests authorization to pay dividends out of the additional paid-in-capital accounts of Eastern, EnergyNorth and Midland Enterprises, Inc., ("Midland") and Transgas, Inc. ("Transgas")

----------
45 Sections 12(c),  32(g),  33(c)(1) and 34(d) and Rules 43(b), 45(b), 46(a) and
58, as applicable, may exempt many of the transactions described in this paragraph.

46 The Commission has granted similar authority to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999), Columbia Energy Group, et al., Holding Co. Act Release No. 27099 (November 5, 1999).

each of which are Nonutility subsidiaries of Eastern,47 up to the amount of their retained earnings balance immediately prior to the Mergers and out of earnings before the amortization of the goodwill thereafter.

          In purchase accounting, the total value of the acquisition, which must be assigned to Eastern's assets and EnergyNorth's assets, is the total consideration to be paid for Eastern and EnergyNorth, respectively, plus the fair value of all liabilities assumed in the acquisition. Generally, goodwill is the residual balance of the total value remaining after fair values have been assigned to all of Eastern's identifiable assets (both tangible and intangible assets). Accordingly, the excess of the purchase consideration over the fair market value of the acquired assets of Eastern will be assigned to goodwill for generally accepted accounting purposes.

          As indicated in the Staff Accounting Bulletin, registrants that have substantially all (generally defined as in excess of 95%) of their common stock acquired by a third party, in a business combination accounted for under the purchase method, should reflect the push-down of goodwill in the registrant's post-acquisition financial statements. For any post-acquisition reporting of the consolidated Eastern financial statements, push down accounting will be reflected in those statements and the full amount of goodwill associated with the Mergers will be reflected.

          As a result of the push down of the goodwill, the common equity balances of Eastern, EnergyNorth and their respective subsidiaries are effectively reset as if they were new companies, because a new basis of accounting has been pushed down to the entities. Accordingly, retained earnings are eliminated. Immediately following this accounting treatment, the only components with a recorded value would be:

          o Common stock - which would continue to reflect the par value of the common stock issued.

          o Paid-in-capital - which would reflect a value consistent with total common shareholders' equity minus the par value recorded in the common stock line.

----------
47 Midland, through its wholly-owned subsidiaries, is primarily engaged in the operation of a fleet of towboats, tugboats and barges, principally on the Ohio River and Mississippi River and their tributaries, the Gulf Intracoastal Waterway and the Gulf of Mexico, transporting dry bulk commodities. Through other subsidiaries, Midland also performs repair work on marine equipment, operates a rail-to-barge coal dumping terminal, a phosphate chemical fertilizer terminal and cargo transfer facilities, and provides refueling and barge fleeting services. In the Merger Application, KeySpan has recognized that Midland's activities do not satisfy the standard for retention by a registered holding company under Section 11(b)(1) of the Act and has requested that any order the Commission may issue in that proceeding which approves the Transaction but requires KeySpan to divest of Midland permit KeySpan to take the appropriate actions to effect the sale of its interest in Midland, its subsidiaries and assets within three years after the Transaction is consummated. Transgas is an energy trading company described more fully in Item 1.D.2.a. below.

          In other words, the resulting common shareholders' equity will equal the total consideration paid for the entity.

          Based on Eastern's and EnergyNorth's financial statements for the 12 month period ended June 30, 2000, the application of this accounting principle to the Mergers will result in goodwill of approximately $1.2 billion which will result in following adjustments to Eastern's, and EnergyNorth's books:

                                     EASTERN
                                     -------

$'000                                6/30/00          Adjustments 1         Adjustments 2          Restated
                                     -------          -------------         -------------          --------
Common Stock                         27,173              (27,173)                                      0
Paid-in-capital                      246,382             524,459              1,067,347            1,838,188
Retained earnings                    497,942            (497,942)                                      0
Accumulated                           (73)                  73                                         0
Comprehensive
Income, net
Treasury Stock                        (583)                583                    0                    0
Total equity                         770,841                0                 1,067,347            1,838,188



                                  ENERGY NORTH

$'000                                6/30/00          Adjustments 1         Adjustments 2          Restated
                                     -------          -------------         -------------          --------
Common Stock                          3,323              (3,323)                                       0
Paid-in-capital                      32,643               21,428               166,546              220,617
Retained earnings                    18,105              (18,105)                                      0
Total equity                         54,071                 0                  166,546              220,617


     Adjustments 1 -- Capital accounts are restated as Paid-in-Capital. Adjustments 2 -- Goodwill is added to Paid-in-Capital.

The pushdown of the estimated $1.2 billion of goodwill described above is expected to be pushed down further to Boston Gas, Colonial Gas, Essex Gas (collectively, the "Massachusetts Utilities"), ENGI and Midland as follows: approximately $900 million to the Massachusetts Utilities (i.e., $700 million to Boston Gas, $100 million to Colonial Gas and $100 million to Essex Gas); approximately $100 million to Midland;48 and

----------
48 The amount of goodwill allocated to each of Eastern's subsidiaries was based primarily on market valuation data provided by KeySpan's investment bankers, J.
P. Morgan. The combined range of enterprise valuations for Eastern and EnergyNorth was in the range of $2.2-$2.5 billion. The range of enterprise values for the Midland's barge business was between $370-$465 million. The $100 million of goodwill assigned to Midland fits comfortably within this range and is line with its current projected fair value.

approximately $150 million to ENGI. KeySpan notes, however, that the numbers described above on the pushdown of goodwill are being developed in connection with discussions with its investment bankers and are subject to finalization after closing of the Mergers.

          The push down of the net assets at fair market value also has an impact on the net income of Eastern, EnergyNorth, and Midland. The net assets include an acquisition adjustment that will be amortized over 40 years. For example, Eastern's and EnergyNorth's net income will be reduced by the amount of the amortization. Eastern's net income of $64.6 million for the twelve months ended June 30, 2000 would be reduced by a goodwill amortization of $26.7 million. The resulting net income after amortization would be $37.9 million. Similarly, EnergyNorth's net income of $2.9 million for the twelve months ended June 30, 2000 would be reduced by a goodwill amortization of $4.2 million. The resulting net loss after amortization would be $1.3 million.

          Section 12 of the Act, and Rule 46 thereunder, generally prohibit the payment of dividends out of "capital or unearned surplus" except pursuant to an order of the Commission. The legislative history explains that this provision was intended to "prevent the milking of operating companies in the interest of the controlling holding company groups." S. Rep. No. 621, 74th Cong., 1st Sess. 34 (1935).49 In determining whether to permit a registered holding company to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization,
(ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend.50

          In support of its request, KeySpan asserts that each of the standards of Section 12(c) of the Act enunciated in the EUA case are satisfied:

         (i) After consummation of the Mergers, and giving effect to the push down of goodwill, common equity as a percentage of total capitalization of each of the Utility Subsidiaries will be at least 30%. KeySpan's commitment to maintain the capitalization of it and each Utility Subsidiary at or above 30% common equity on a consolidated basis should result in a capital structure consistent with industry norms. KeySpan represents and covenants that each of Eastern and EnergyNorth will, following closing of the Transaction, have no independent obligations or liabilities and will serve only as a pass through entity for financing and cash flow between KeySpan and the respective Subsidiaries of Eastern and EnergyNorth.

----------
49 Compare Section 305(a) of the Federal Power Act.


50 See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13,
1991) ("EUA"), and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

          (ii) Eastern and EnergyNorth and their respective Subsidiaries have a favorable history of prior earnings and a long record of consistent dividend payments.51

          (iii) KeySpan anticipates that it and the Subsidiaries' respective cash flow after consummation of the Mergers will not differ significantly from their pre-Mergers cash flow and, therefore, that earnings before the amortization of goodwill ("Gross Earnings") should remain stable post-Mergers. KeySpan believes that dividends paid out of future earnings will continue to reflect a dividend payout ratio of between 68% and 80% of Gross Earnings, based on a rolling 3-year average. KeySpan represents and covenants that each of Eastern and EnergyNorth will, following closing of the Transaction, have no independent obligations or liabilities and will serve only as a pass through entity for financing and cash flow between KeySpan and the respective Subsidiaries of Eastern and EnergyNorth.

          (iv) The projected cash position of Eastern, EnergyNorth and their respective Subsidiaries' after consummation of the Mergers will be adequate to meet the obligations of each company. The amortization of goodwill is a non-cash expense that will not affect the cash flow of any of such companies, and each of such companies is forecast to have sufficient cash to pay dividends in the amounts contemplated.

          (v) The proposed dividend payments are in the public interest. Each of Eastern, EnergyNorth and their respective Utility Subsidiaries are in sound financial condition.

          In addition, the dividend payments are consistent with investor interests because they allow the capital structure of Eastern to be adjusted to more appropriate levels of debt and equity. Moreover, a prohibition on dividend payments out of additional paid-in-capital would impair the ability of KeySpan to service the acquisition debt incurred in connection with the Mergers.52 Lastly, it is important to note that in no case would dividends be paid by any Utility Subsidiary of Eastern and EnergyNorth if the common stock equity as a percentage of total

----------
51 In recent years, Eastern's and EnergyNorth's net income and dividends have been:

          Year                    Eastern                 Eastern              EnergyNorth             EnergyNorth
                                Net Income *          Dividends Paid           Net Income**         Dividends Paid**
                               ($ thousands)           ($ thousands)          ($ thousands)           ($ thousands)
          1997                     55,916                  35,255                 6,518                    4,054
          1998                     50,828                  35,653                 5,378                    4,300
          1999                     55,093                  39,801                 4,537                    4,548

 * excludes extraordinary items and accounting change
** represents amounts for the twelve month periods ended September 30th

52 See SCANA Corporation, Holding Co. Act Release No. 27137 (Feb. 14, 2000).

capitalization of such subsidiary is or would be as a result of such payment below 30% for each such subsidiary. This restriction protects the interests of investors, consumers and the general public in soundly capitalized public utility companies.

          b. Payment of Dividends by Nonutility Subsidiaries

          KeySpan also requests authorization, on behalf of each of its current and future non-exempt Nonutility Subsidiaries, that such companies be permitted to pay dividends with respect to the securities of such companies, from time to time through the Authorization Period, out of capital and unearned surplus, provided they may do so in accordance with applicable laws, and to acquire, retire or redeem securities that they have issued to any associate company, any affiliate, or any affiliate of an associate company,53 provided, however, that without further approval of the Commission, no Nonutility Subsidiary will declare or pay any dividend out of capital or unearned surplus if such Nonutility Subsidiary derives a material part of its revenues from the sale of goods, services or natural gas to a Utility Subsidiary.

          KeySpan anticipates that there may be situations in which one or more Nonutility Subsidiaries will have unrestricted cash available for distribution in excess of any such company's current and retained earnings. In such situations, the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus. As an example, if an Intermediate Subsidiary of KeySpan were to purchase all of the stock of an EWG or FUCO and, following such acquisition, the EWG or FUCO incurs non-recourse borrowings, some or all of the proceeds of which are distributed to the Intermediate Subsidiary as a reduction in the amount invested in the EWG or FUCO (i.e., return of capital), the Intermediate Subsidiary (assuming it has no earnings) could not, without the Commission's approval, in turn distribute such cash to KeySpan or its immediate parent.54

          Similarly, using the same example, if an Intermediate Subsidiary, following its acquisition of all of the stock of an EWG or FUCO, were to sell part of that stock to a third party for cash, the Intermediate Subsidiary would again have substantial unrestricted cash available for distribution, but (assuming no profit on the sale of the stock) would not have current earnings and therefore could not, without the Commission's approval, declare and pay a dividend to its parent out of such cash proceeds.

----------

53 The Commission has granted similar approvals to other registered holding companies. See Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); and Interstate Energy Corporation, et al., Holding Co. Act Release No. 27069 (August 26, 1999).

54 The same problem would arise where an Intermediate Subsidiary is over-capitalized in anticipation of a bid which is ultimately unsuccessful. In such a case, KeySpan would normally desire a return of some or all of the funds invested.

          There may also be periods during which unrestricted cash available for distribution by a Nonutility Subsidiary exceeds current and retained earnings due to the difference between accelerated depreciation allowed for tax purposes, which may generate significant amounts of distributable cash, and depreciation methods required to be used in determining book income.

          Finally, even under circumstances in which a Nonutility Subsidiary has sufficient earnings, and therefore may declare and pay a dividend to its immediate parent, such immediate parent may have negative retained earnings, even after receipt of the dividend, due to losses from other operations. In this instance, cash would be trapped at a subsidiary level where there is no current need for it.

     14.  Foreign Gas-Related Investments

          KeySpan currently holds interests in Nonutility Subsidiaries which directly or indirectly engage in activities in Canada which involve the supply of natural gas, including exploration, development, production, marketing, manufacture, or other similar activities within the meaning of Section 2(b) of the Gas Related Activities Act of 1990 ("GRAA").55 In view of the increasingly global nature of the energy business, it is both necessary and appropriate for KeySpan and its subsidiaries to apply, on an international basis, the gas expertise they have gained in their domestic activities. KeySpan expects that it may expand its investments in companies engaged in Canadian GRAA activities. Consistent with Commission precedent, KeySpan requests the Commission to reserve jurisdiction over KeySpan's request for its existing Nonutility Subsidiaries currently engaged directly or indirectly in Canadian GRAA activities to increase their investments in existing partially owned GRAA Canadian Subsidiaries pending completion of the record.56

D.  Intrasystem Provision and Goods and Services

     1.  Establishment of Service Company and Approval of Service Agreements

          As an exempt holding company, KeySpan and its existing two Service Companies (i.e., KCS and KUS) provide comprehensive services to their affiliates and subsidiaries. KeySpan also intends to have an additional service company, KENG to provide engineering

----------
55 The Merger Application fully describes the KeySpan Subsidiaries engaged in GRAA activities and such descriptions are incorporated herein by reference.

56 See Columbia Energy Group, Holding Co. Act Rel. No. 35-27055 (1999); Columbia Energy Group, Holding Co. Act Rel. No. 35-26820 (1998). The Commission has determined that GRAA is not limited to activities within the United States and has authorized investments in foreign gas- related projects. See id.

and surveying services to KeySpan's subsidiaries.57 Each of the Service Companies provides, or will provide, a distinct set of services to its client companies. LIPA will be the only non-associate company to which the Service Companies will provide services. KCS will provide a variety of traditional corporate and administrative services to KeySpan and its subsidiaries. In contrast, the only services that KUS will provide are (a) gas and electric transmission and distribution systems planning, (b) marketing (planning, administration and support), (c) gas supply planning and procurement, (d) research, development and demonstration ("RD&D"), and (e) meter repair operations. KUS will only provide these services to KED NY, KED LI, KeySpan Generation, KeySpan Electric Services LLC ("KES")58 and KeySpan Energy Trading Services LLC (collectively the "New York Subsidiaries").59 KENG will provide engineering and surveying services primarily to KeySpan's utility subsidiaries as well as KES and LIPA. There will be no overlap in the services provided by the Service Companies and, as discussed below, because of the requirements of the NYPSC and the New York State Education Law, the services offered by KUS and KENG must be provided by separate companies in order to protect the public.60

          As a condition of the NYPSC's approval in 1998 of the formation of KeySpan as an unregulated utility holding company, the NYPSC required KeySpan to form separate service companies (i.e., KCS and KUS) in order to provide the services noted above.61

----------
57 KeySpan anticipates acquiring KENG which would be a New York grandfathered engineering and surveying corporation, in order to permit the provision of centralized engineering and surveying services.

58 Pursuant to a contract with LIPA, KES provides day-to-day operation and maintenance services and construction maintenance services to LIPA for LIPA's nuclear generation and transmission and distribution facilities located on Long Island, New York. The services KES provides to LIPA include performance of routine and emergency facility additions and improvements, customer connections and disconnections, construction of new facilities, supervision of routine and major capital improvements, preparation of proposed budgets and monitoring LIPA approved capital and operating budgets, load and energy forecasts, long range and short range system and strategic plans, management and repair modification activities associated with public work projects and emergency response activities for events affecting LIPA.

59 KeySpan Energy Trading Services LLC ("KETS") is a broker of electricity and gas on behalf of LIPA. Specifically, the services provided by KETS include energy supply portfolio management, risk management and associated administration and billing, and, as agent for LIPA, KETS is responsible for (a) the purchase from third parties of additional capacity and energy that LIPA needs to serve its customers, (b) the off-system sale of LIPA's energy which it does not require to meet the needs of its system customers, and (c) fuel procurement, delivery, storage and management to meet LIPA's obligations to provide fuel to its electricity supplier to generate power to provide LIPA for its retail and wholesale customers.

60 The affiliate transactions contemplated by the Service Companies' proposed agreements do not require approval from the NYPSC, MDTE or NHPUC. However, as described in Item 4 below, the affiliate contracts are subject to certain state notice filings.

61 Case 97-M-0567, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes, Opinion No. 98-9 (April 14, 1998).

Specifically, the NYPSC requires that KeySpan have a separate service company that provides certain services only to the jurisdictional New York utilities and their successors. As stated above, KCS provides the traditional corporate administrative services to KeySpan and its Subsidiaries.62 However, consistent with the NYPSC requirements, KUS was established to provide the services that the NYPSC mandated to be supplied by a separate affiliate.63 This separation provides the NYPSC with protections against cross subsidization and simplifies accounting and ratemaking. KeySpan requests that the Commission reserve jurisdiction over the use of KCS and KUS as separate service companies and KeySpan commits to file a post-effective amendment by March 31, 2002, setting forth the justification as to why KeySpan should be allowed to continue to maintain these separate service companies.

          With  respect to  engineering  and  surveying  services,  Title  VIII,
Article 145 of the New York Education Law ("Education Law") permits engineers and land surveyors to conduct business only in the form of a sole practitioner, partnership, joint enterprise or professional service corporation.64 Notwithstanding the Education Law, Article XII of the New York Limited Liability Company Law ("LLCL") permits engineers and land surveyors to conduct business in the form of a professional service limited liability company.65 The New York
Business Corporation Law ("BCL") and the LLCL restrict the shareholders, members, directors and officers of these entities that provide professional services to the professionals authorized to provide those professional services;66 e.g., any of these entities that provide engineering must restrict their shareholders, members, directors and officers to being engineers.
Therefore, a general business corporation such as KeySpan and an entity whose shareholders, members, directors and officers are not limited to members of one profession, again such as KeySpan, cannot conduct the business of engineering or surveying in New York State -- with the following two exceptions. The Education Law does permit engineering and/or surveying services to be provided under the ownership of a corporation such as KeySpan if it is either by (i) a "grandfathered" engineering or land surveying corporation, or (ii) a public service corporation that provides its own engineering

-----------
62 KCS will also provide services to Eastern, EnergyNorth and their respective subsidiaries.

63 Because the NYPSC restricts KUS to providing its service only to the New York Subsidiaries, each of Boston Gas, Colonial Gas, Essex Gas and ENGI will provide the KUS type services to themselves respectively and not receive them from KUS unless the NYPSC removes the restriction. The inability of KUS to provide its services to the Massachusetts Utilities and ENGI will not adversely affect coordination of an integrated gas system with the New York gas utilities. For example, the KUS type services of gas distribution system planning and metering repair are local activities which are more efficiently handled at the local utility level by the Massachusetts Utilities and ENGI instead of by KENG which is in New York. Similarly, the gas marketing type KUS services are more effectively handled locally by the Massachusetts Utilities and ENGI as they will be marketing their services to customers located in their service territories where their respective brand names are recognized by local customers. Finally, with respect to RD&D services, there will be no loss of coordination if KUS cannot provide such services to the Massachusetts Utilities and ENGI, because those utilities do not do internal RD&D and all RD&D expenditures are funded through their Gas Research Institute surcharge.

64 Education Lawss.7209(4).

65 LLCLss.1203(a).

66 BCLss.1503 and LLCLss.1203(a).

or surveying services. The commonly referred to "grandfathered" engineering or land surveying corporations are general business corporations that have been lawfully practicing engineering or land surveying and were organized and existing under the laws of the State of New York on April 15, 1935 and have existed continuously thereafter.67 With respect to a public service corporation, Education Law ss.7208(l) permits an officer or employee of a public service corporation to practice engineering or land surveying to such corporation when it is in connection with its lines and property which are subject to the supervision of the public service commission of New York or other federal regulatory body with respect to safety and security thereof.

          Since the Education Law restricts a public service corporation from providing any engineering or survey services to third parties including affiliates, the only KeySpan entity that may provide either engineering or a survey service to the KeySpan Subsidiaries that are not public service corporations (i.e., other than KEDLI, KEDNY, KeySpan Generation LLC and KeySpan-Ravenswood, Inc.) would be a "grandfathered" company such as KENG, thus, enabling the centralized provision of engineering and surveying services.

          KeySpan believes that the combination of three holding company systems can best be achieved over time by (i) giving the systems a chance to effectively transition to integrated arrangements that conform with requirements under the Act and (ii) providing the combined system with an opportunity to determine the most efficient manner of centralization based on experience. In addition, the combined system will operate under state regulatory constraints previously imposed on KeySpan as an exempt holding company. Accordingly, KeySpan is requesting authorization from the Commission for approval of certain interim measures relating to service arrangements within the combined registered holding company system, discussed more fully below, to assist in the transition period. As noted below, KeySpan intends to fully implement an arrangement for the system wide provision of services that conforms to the Commission's traditional precedent by the end of the proposed transition period.

          In order to ensure that the transition to a combined system proceeds smoothly and in compliance with applicable law and regulations, KeySpan, for the reasons stated below, proposes that (i) the Commission approve the three subsidiary Service Companies pursuant to Section 13(b) and Rule 88,68 and (ii) permit the holding company system to operate in accordance with the interim measures described below until January 1, 2001 so that the KeySpan system can effectively transition to full implementation of its proposed service company plan.

----------
67 Educ. Lawss.7209(6).

68 17 C.F.R.ss.250.88(b). The Commission has permitted other registered holding companies to have more than one service company. For example, GPU Service Company has at least three service companies. See General Public Utilities Corporation, Holding Co. Act Rel. No. 26463 (Jan. 26, 1996); General Public Utilities Corporation, Holding Co. Act Rel. No. 21708 (Sept. 5, 1980); General Public Utilities Corporation, Holding Co. Act Rel. No. 17112 (April 29, 1971).

          Interim Measures. Currently, general corporate services are directly assigned to client companies whenever possible. In other cases, broad based allocation formulas are used reflecting payroll, revenue and plant or assets in order to assign costs to benefiting entities. As appropriate, these allocations are made between both regulated and non-regulated entities, depending on the services provided. Beginning in 2001, a new integrated financial suite of systems will be installed at which time the new proposed allocation procedures described below will be implemented.

          Service Companies' Plan. Beginning in 2001, the Service Companies will have fully implemented the objective of offering to provide a variety of administrative, management and/or support services to KeySpan and the applicable Subsidiaries in accordance with the respective service agreement attached hereto as Exhibit G-1 ("KCS Service Agreement"), KUS service agreement ("KUS Service Agreement") attached hereto as Exhibit G-2, and KENG service agreement ("KENG Service Agreement) attached hereto as Exhibit G-3.69 KeySpan requests that the Commission approve the forms of the KUS Service Agreement, KCS Service Agreement and KENG Service Agreement (collectively, the "Service Agreements"). Exhibits G-4, G-5 and G-6, respectively, contain the policies and procedures that each of KCS, KUS and KENG will use to implement their service agreements. KeySpan requests that the Commission reserve jurisdiction over the allocation methodologies proposed in the service agreements of the Service Companies and the Service Companies commit to file post-effective amendments by March 31, 2002, providing an analysis of the reasons justifying a continuation of the use of such allocation methodologies.

----------
69 At that time the capitalization of each of the Service Companies will be comprised of no more than 10% equity with the balance being debt. The level of equity capitalization used to support each of the Service Companies' operations is appropriate for three reasons: (1) it allows KeySpan to establish ownership and control over the companies; (2) it is used to finance the fixed assets of the companies such as office equipment, and; (3) it allows the Service Companies to make a fair contribution to the cost of KeySpan's consolidated capital structure which includes both debt and equity. Moreover, this highly leveraged capital structure is appropriate for companies, such as the Service Companies, which have a fairly predictable revenue profile. The use of a significant amount of debt capital also minimizes the cost of capital component included in the Service Companies' service billings to associate companies as contrasted to a capital structure with a greater proportion of generally higher-cost equity. KeySpan expects to adjust the maturity and terms of the debt component of each of the Service Companies' capitalization from time to time as necessary to appropriately match their respective debt to their working capital needs and asset structure. The return on common equity applied to the 10% equity capitalization of each Service Company is 10.35% based on the implicit return recognized by the NYPSC in its approval of the Long Island Lighting Company's cost of service rate setting in Case No. 97-M-0567. The NYPSC, in that proceeding, issued an order (Opinion No. 98-9) effective 2/5/98 approving the settlement of parties to the merger of The Brooklyn Union Gas Company and the Long Island Lighting Company. The overall debt cost rate will be developed based on a weighted average of long- and short-term debt utilized to finance a Service Company's long-term assets and short term working capital requirements. The interest expense allocated to the Service Companies' client companies will include an amortization of debt premium/discount and expenses (DD&E). The overall debt rate to be applied to the 90% debt ratio would currently be approximately 7.25%.

          As described in greater detail in the KCS Agreement, the services KCS will offer to provide to KeySpan and its Subsidiaries include, but are not limited to, accounting; tax; auditing; treasury and finance services; risk management; financial planning; investor relations and shareholder services; information technology, communications and computer services; legal and regulatory; corporate secretary functions; human resources; environmental services; strategic planning and corporate performance; customer services and communications and customer strategy; materials management and purchasing; facilities management; fleet management; security; corporate affairs; and, executive and administrative. All of KCS's services will be provided to KeySpan and its Subsidiaries. In addition, the majority70 of services will be provided to the Utility Subsidiaries and KES.

          KCS will consist of approximately 3,605 employees. In addition to the 1,746 existing KCS employees, 71 approximately 1,849 employees from KEC KED NY, Boston Gas, Colonial Gas, ENGI, Eastern Enterprises and Essex Gas who currently perform corporate administrative functions will be transferred to KCS. These very same employees who perform corporate administrative functions today will continue to provide these services from KCS to KeySpan and its Subsidiaries in the future.

          In accordance with the KUS Service Agreement and as described more fully therein, KUS will provide to KED NY, KED LI, KeySpan Generation, KeySpan Electric Services LLC and KeySpan Energy Trading Services LLC the following services: gas and electric transmission and distribution systems planning, research, development and demonstration, fuel management, marketing and sales, and meter operations. KUS will consist of approximately 525 employees. In addition to the 319 existing KUS employees,72 approximately 237 employees from KED NY, KED LI and KeySpan Energy Trading Services, LLC who currently perform primarily the same functions will be transferred to KUS. Finally, approximately 31 KUS employees will be transferred to KENG. As discussed above, KUS may only provide services to KeySpan affiliates as approved by the NYPSC.

          Pursuant to the KENG Service Agreement, KENG will offer to provide the following services to affiliates: advise and assist in the study, planning, engineering, maintenance and construction of energy plant facilities, gas systems and electric systems; advise, assist and manage the planning, engineering (including maps and records) and construction operations of client companies; develop and administer quality assurance programs; and, develop long-range operational programs and advise and assist coordination of such programs. KENG will also provide surveying services. KENG will consist of

----------
70Current financial information would not approximate the percentage of services provided to affiliates in the future. Estimates may be available closer to the closing date.

71Virtually all existing KCS employees were former employees of the Long Island Lighting Company.

72 Virtually all existing KUS employees were former employees of the Long Island Lighting Company.

approximately 375 employees. These employees will be transferred from KED NY, Boston Gas Company, KeySpan Generation, KES and KUS and are personnel who currently perform or assist in providing engineering and surveying functions. Initially, KENG will provide services primarily to KeySpan's New York Utility Subsidiaries (i.e., KED NY, KED LI, KeySpan-Ravenswood, Inc. and KeySpan Generation LLC) as well as KeySpan Ravenswood, Inc. and LIPA.

          Exhibit M hereto summarizes the anticipated approximate total number of employees of each Service Company, as well as the approximate number of employees expected to be transferred to such Service Companies from each Subsidiary. It should be noted that the employees responsible for performing the day to day operation and maintenance of the Utility Subsidiaries (e.g., gas design and construction employees, supervisors, gas system operations personnel, power plant managers and operating engineers) will not be transferred to the Service Companies and will remain in the respective Utility Subsidiary.

     In accordance with the Service Agreements, each of KCS, KUS and KENG will directly assign or allocate by activity, project, program, work order or other appropriate basis the services they each provide to their respective client companies. Costs of services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate associate company in accordance with the guidelines set forth in Exhibit I of the respective Service Agreements. Each of KCS', KUS' and KENG's accounting and cost allocation methods and procedures have been structured so as to comply with the Commission's standards for service companies in registered holding company systems and they will use the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding company systems. As compensation for services, the Services Agreements provide for the client companies to pay for services at cost in compliance with Section 13(b) of the Act and Commission Rules 90 and 91.73 Moreover, each of KCS, KUS and KENG will file the annual report required by the Commission pursuant to Rule 94 on Form U-13-60. KeySpan requests that for the U-13-60 which must be filed in May 2001, for the months of November and December 2000, the Service Companies only be required to file abbreviated information consisting of a description of the companies to which they provided services and the services, the dollar amounts of such services, a list of the unaffiliated entities from which the Service Companies obtained services as well as a description of the types of services and the dollar amounts, and balance sheets and income statements of the Service Companies.

          No change in the organization of either of the Service Companies, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until the applicable Service Company shall first have given the Commission written notice of the

----------
73 KeySpan understands that Rule 90(d)(1) does not apply to the prices the Service Companies may charge to its associated companies.

proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify such Service Company within the 60 day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until such Service Company shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          Rule 88(b) provides that "[a] finding by the commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or is to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule 90], will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least three recent occasions made findings under Section 13(b) based on information set forth in an application on Form U-1, without requiring the formal filing on a Form U-13-1.74

          In this application, KeySpan has submitted substantially the same application information as would have been submitted in a Form U-13-1. Accordingly, it is submitted that it is appropriate to find that the Service Companies will be so organized and shall be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

     2.  Nonutility Subsidiaries' Provision of Goods And Services

          a. Continuation of Certain Existing Arrangements

          Certain Nonutility Subsidiaries provide a variety of services to other Nonutility and Utility Subsidiaries. The following Subsidiaries provide services under existing agreements which are not cost based and it is unclear whether they squarely fall within any statutory or administrative exemption under the Act. After the Transaction is consummated, it is contemplated that they will continue to provide the services described below to associate companies on competitive terms under the existing agreements or new

-----------
74 Scana,  supra; WPL Holdings,  Inc., Holding Co. Act Rel. No. 26856 (April 14,
1998); Dominion, supra.

agreements that may be entered into from time to time. To the extent needed and for the reasons state below, KeySpan requests an exemption pursuant to Section 13(a) of the Act to permit these ongoing and similar future arrangements after the Transaction is completed.

          Northeast Gas Markets LLC ("NEGM"). NEGM is a subsidiary of KeySpan which provides contract administrative services to Alberta Northeast Gas Limited ("ANE") and Boundary Gas Inc. ("BGI") pursuant to longstanding management services arrangements.75 Each of ANE and BGI purchase Canadian natural gas and resell it to numerous local distribution companies in the northeast United States, including several Utility Subsidiaries of KeySpan, Eastern and EnergyNorth76 KeySpan indirectly owns partial interests in ANE and BGI.77

          Neither ANE nor Boundary are permitted to operate at a profit or loss; rather all of their costs are charged to their customers on an "as-billed" basis.78 NEGM's charges, which are billed to ANE and BGI on a mills per Mcf basis, represent "a unit amount to recover actual costs associated with administering the [ANE and BGI] transactions[s]."79 ANE and BGI recover NEGM's charges from all of their customers on the exact same basis, as ANE and BGI are mere "administrative conduit[s]" or "shell[s]" for their customers "direct" purchases of gas from Canadian suppliers.80 Sales from ANE and BGI to KeySpan affiliates are not subject to the cost standards of Rules 90 and 91 (18 C.F.R. ss.ss.250.90, 250.91) because the only sales made by ANE and BGI are sales of natural gas, which is not a "good."81

----------

75 The BGI management services arrangement commenced in 1984; the ANE management services arrangement commenced in 1991.

76 Twelve local distribution companies that are not affiliated with KeySpan hold entitlements to 56.43% of the gas sold by ANE. Five existing or proposed KeySpan affiliates hold the remaining entitlements. 72.6% percent of the ownership interests in ANE are held by six gas utility companies that are not affiliated with KeySpan. Two existing or proposed KeySpan gas utility subsidiaries own the remaining 27.4% interests in ANE. Nine gas utility companies that are not affiliated with KeySpan hold entitlements to 42.62% of the gas sold by BGI. Five existing or proposed KeySpan gas utility affiliates hold the remaining entitlements. Ownership interests in BGI are proportionate to the gas entitlements.

77 The provision of contract administrative services by NEGM to ANE and BGI is permissible because both the service provider and the two clients are non-utilities, neither of which are public utility holding companies, fiscal or financing agencies of holding companies, or investment companies or investment trusts. Rule 87(b)(1), 18 C.F.R. ss.250.87(b)(1).

78 Brooklyn Union Gas Co., 1 FEP.  70,280 at p. 71,200,  confirmed 1 FEP. 70,370
(1990), reh'g denied, 1 FEP. 70,400 (1991); Boundary Gas, Inc. 40 FERCP. 61,088,
1987 FERC Lexis 1439, Slip op. at 20-21 (1987).

79 Boundary Gas, Inc., 40 FERCP.  61,088,  1987 FERC Lexis 1439,  Slip op. at 20
(1987).

80  Boundary  Gas Inc.,  40 FERCP.  61,047,  1987 WL  117,381  at 3 (1987);  see
Brooklyn Union Gas Co., 1 FEP. 70,280 at p. 71,200.

81 See 15 U.S.C.ss.79b(a)(2); 17 C.F.R.ss.250.80(b).

          NEGM's provision of contract administrative services to ANE and BGI should also not be subject to the cost standards of Rules 90 and 91, which may be inconsistent with "as-billed" unit-based charges for NEGM's services that are essential to the structure of the ANE and BGI transactions. Two of the Commission's rules support an exemption in these circumstances: (i) the rates charged by NEGM to ANE and BGI, through the gas purchase agreements between ANE and BGI and their customers, are subject to public regulation of the type contemplated in Rule 81, 18 C.F.R. ss. 250.81 and (ii) the charges for NEGM's services, as incorporated into ANE's and BGI's rates, are exactly the same for the real "direct purchasers" of the Canadian gas, including numerous non-affiliate customers of ANE and BGI, as contemplated in Rule 90(d)(1)(iii), 18 C.F.R. ss. 250.90(d)(1)(iii).

          With respect to federal regulation, both ANE's and BGI's natural gas sales arrangements, including NEGM's contract administration costs as a specifically identified charge, are regulated at the federal level. Neither ANE nor BGI is authorized to sell gas at market-based rates; rather, in both cases the rates to be charged are limited to those authorized by the Department of Energy, Office of Fossil Energy (in the case of ANE)82 and/or the Federal Energy Regulatory Commission (in the case of BGI).83 The DOE and FERC have approved, and maintain jurisdiction over, the component of the ANE and BGI sales rates which reflect NEGM's charges for its contract administration services. Furthermore, NEGM, under its contracts with ANE and BGI, cannot and will not charge costs to ANE and BGI that are not permitted by federal regulators to be recovered from the customers of ANE and BGI.

          Additionally, ANE sells gas to twelve, and BGI sells gas to nine, other non-affiliated utilities on exactly the same terms and conditions, pursuant to substantively identical contracts. Thus, the great majority of both the ANE and BGI purchasers are non-affiliated companies. As noted above, the agencies which regulate the sales of ANE and BGI, recognize such customers as the true "direct purchasers" of the Canadian gas, including NEGM's contract administration services.84 Since the per Mcf costs of the services provided by NEGM and charged to its true "direct customers" will in all cases be identical, whether the customer is an affiliate or not, the transaction should be considered to comply with the requirements of Rule 90(d)(1)(iii), 18 C.F.R. ss. 250.90(d)(1)(iii).

          KeySpan requests that the Commission grant interim approval of NEGM's provision of contract services to ANE and BGI, as described above, for a period of twelve

----------
82 Brooklyn Union Gas Co., 1 FEP. 70,280, confirmed 1 FEP. 70,370 (1990), reh'g denied, 1 FEP. 70,400 (1991).

83 See Boundary Gas, Inc., 26 FERCP. 61,114 (1984); Boundary Gas, Inc., 40 FERCP. 61,047, reh'g denied, 40 FERCP. 61,302 (1987); Boundary Gas, Inc., 40 FERCP. 61,088 (1987).

84  Boundary  Gas,  Inc.,  40 FERCP.  61,047,  1987 WL 117,381 at 3 (1987);  see
Brooklyn Union Gas Co., 1 FEP. 70,280 at p. 71,200.

(12) months after the date of the Commission's order on this Application/Declaration. By June 30, 2001, KeySpan will file a post-effective amendment requesting approval of such arrangements beyond the twelve (12) month period and if such approval is denied, ANE and BGI will comply with the applicable Commission cost rules after the twelve month period expires.

          b. Other Sales and Service Contracts Among Nonutility Subsidiaries

          KeySpan's Nonutility Subsidiaries request authorization to provide services and sell goods to each other at fair market prices determined without regard to cost, and therefore request an exemption (to the extent that Rule 90(d) or Section 34 of the Act do not apply) pursuant to Section 13(b) from the cost standards of Rules 90 and 91 as applicable to such transactions, in any case in which the Nonutility Subsidiary purchasing such goods or services is:

                    i. A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

                    ii. An EWG which sells electricity at market-based rates which have been approved by the Federal Energy Regulatory Commission ("FERC"), provided that the purchaser is not one of the Utility Subsidiaries;

                    iii. A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms'-length to one or more industrial or commercial customers purchasing such electricity for their own use and not for resale, and/or (ii) to an electric utility company (other than a Utility Subsidiary) at the purchaser's "avoided cost" as determined in accordance with the regulations under PURPA;

                    iv. A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser thereof is not one of the Utility Subsidiaries; or

                    v. A Rule 58 Subsidiary or any other Nonutility Subsidiary that (a) is wholly or partially-owned by KeySpan, provided that the ultimate purchaser of such goods or services is not a Utility Subsidiary or Service Company (or any other entity that KeySpan may form whose activities and operations are primarily related to the provision of goods and services to the Utility Subsidiaries or Service Companies), (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to Nonutility Subsidiaries described in clauses (i) through (iv) immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public-utility company operating within the United States.85

E.  Tax Allocation Agreement

          The Applicants request the Commission's approval of an agreement for the allocation of consolidated tax among KeySpan and the Subsidiaries (the "Tax Allocation Agreement"). Approval is necessary because the proposed Tax Allocation Agreement may provide for the retention by KeySpan of certain payments for tax losses that it has incurred in connection with acquisition debt related to the Mergers, rather than the allocation of such losses to Subsidiaries without payment as would otherwise be required by Rule 45(c)(5).

          Provisions in a tax allocation agreement between a registered holding company and its subsidiaries must comply with Section 12 of the Act and Rule 45 thereunder. Rule 45(a) of the Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides, however, that no approval is required for a tax allocation agreement between eligible associate companies in a registered holding company system which "provides for allocation among such associate companies of the liabilities and benefits arising from such consolidated tax return for each tax year in a manner not inconsistent with" the conditions of the rule. Rule 45(c)(5) provides that:

----------
85 The five circumstances in which market based pricing would be allowed are substantially the same as those approved by the Commission in other cases. See New Century Energies Inc., Holding Co. Act Rel No. 35-2700 (Apr. 7 1999);Entergy Corporation, et al., Holding Co. Act Release No. 27039 (June 22, 1999); Ameren Corp., et al. , Holding Co. Act Release No. 27053 (July 23, 1999); and Interstate Energy Corporation, Holding Co. Act Release No. 27069 (August 26,
1999).

              [t]he agreement may, instead of excluding members as provided in paragraph (c)(4), include all members of the group in the tax allocation, recognizing negative corporate taxable income or a negative corporate tax, according to the allocation method chosen. An agreement under this paragraph shall provide that those associate companies with a positive allocation will pay the amount allocated and those subsidiary companies with a negative allocation will receive current payment of their corporate tax credits. The agreement shall provide a method for apportioning such payments, and for carrying over uncompensated benefits, if the consolidated loss is too large to be used in full. Such method may assign priorities to specified kinds of benefits. (Emphasis added)

          Under the rule, only "subsidiary companies," as opposed to "associate companies" (which includes the holding company in a holding company system), are entitled to be paid for corporate tax credits. However, if a tax allocation agreement does not fully comply with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a).

          In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies" and "subsidiary companies" represented a policy decision to preclude the holding company from sharing in consolidated return savings. The Commission noted that exploitation of utility companies by holding companies through the misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the Act.86 It must be noted, however, that the result in Rule 45(c)(5) is not dictated by the statute and, as the Commission has recognized, there is discretion on the part of the agency to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) -- so long as the policies and provisions of the Act are otherwise satisfied. In this matter, where the holding company is seeking only to receive payment for tax losses that have been generated by it, in the limited and discrete circumstances where the losses were incurred in connection with the acquisition debt related to the Mergers only, the proposed arrangement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address.87

          Accordingly, KeySpan request that the Commission approve the Tax Allocation Agreement to be filed hereto as Exhibit F-1. KeySpan requests that the Commission reserve jurisdiction over the implementation of the Tax Allocation Agreement until such time as the matter can be more fully considered by the Commission. Until such time,

----------
86 See Holding Co. Act Release No. 21968 (March 35, 1981),  citing Sen. Doc. 92,
Part 72A, 70th Congress, 1st Sess. At 477-482.

87 See, e.g., Section 12(a) of the Act. In National Grid, Holding Co. Act Release No. 27154 (March 15, 2000), the Commission approved a tax allocation agreement which permitted a registered holding company to retain tax losses incurred in connection with acquisition-related debt.

KeySpan has attached a copy of an interim Tax Allocation Agreement among KeySpan and its Subsidiaries as Exhibit F-2 which shall govern the parties after the effective time of the Mergers until such approval of the Tax Allocation Agreement attached as Exhibit F-1.

F.  Filing of Certificates of Notification

It is proposed that, with respect to KeySpan, the reporting system of the 1933 Act and the 1934 Act be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and KeySpan. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          (1) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale;

          (2) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans;

          (3) If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

          (4) The amount and terms of any long-term debt, preferred stock or short-term debt, issued directly or indirectly by KeySpan during the quarter;

          (5) The market-to-book ratio of KeySpan's common stock;

          (6) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52;

          (7) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee;

          (8) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments;

          (9) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter;

          (10) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing;

          (11) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in financing transactions during the quarter; and

          (12) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

Item 2    Fees, Commissions and Expenses

          The fees, commissions and expenses incurred or to be incurred in connection with this Application/Declaration are set forth in Exhibit I hereto. The fees do not include any underwriting fees or other expenses incurred in consummating financings covered hereby. It is estimated that such fees and expenses will not exceed 5% of the proceeds from any such financings.

Item 3    Applicable Statutory Provisions

A.   General

              Sections 6(a) and 7 of the Act are applicable to the issuance and sale of KeySpan's securities and the sale of securities by the Subsidiaries that are not exempt under Rule 52. In addition, Sections 6(a) and 7 of the Act are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52, and to Anticipatory Hedges. Section 12(b) of the Act and Rule 45(a) are applicable to intra-system financings and the issuance of KeySpan guarantees, Nonutility Subsidiary guarantees and the Intermediate Holding Company guarantees to the extent not exempt under Rules 45(b) and 52. Sections 9(a)(1) and 10 of the Act are also applicable to (i) KeySpan's or any Nonutility Subsidiary's or any Intermediate Holding Company's acquisition of the equity securities of any Financing Subsidiary, and (ii) the acquisition of securities of Intermediate Subsidiaries. Section 12(c) of the Act and Rule 46 are applicable to the payment of dividends from capital and unearned surplus by KeySpan and the Subsidiaries. Section 13(b) of the Act and Rules 80 - 92 are applicable to the performance of services and sale of goods among Nonutility Subsidiaries, unless such performance is exempt from the requirements thereof pursuant to Rules 87(b)(1), 90(d) and 92, as applicable. Section 12(b) of the Act and Rule 45(c) are applicable to the proposed Tax Allocation Agreement. Sections 32 and 33 and Rule 53 are applicable to EWG and FUCO investments. Rules 93 and 94 are applicable to the Service Companies.

          To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

B.   Compliance with Rules 53 and 54

          The  transactions  proposed  herein  are also  subject to Rules 53 and
54.88 For the reasons stated in Item I.C.9 above, KeySpan and its Subsidiaries satisfy the requirements under Rule 53(c) to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

Item 4    Regulatory Approvals

          The NYPSC has jurisdiction over KED NY, KED LI, KeySpan-Ravenswood, Inc., and KeySpan Generation. KeySpan New York and KeySpan LI are subject to the NYPSC's full jurisdiction as New York utilities. KeySpan-Ravenswood, Inc. and KeySpan Generation are New York utilities but only subject to the NYPSC's lightened regulatory regime. In addition, the wholesale rates KeySpan-Ravenswood, Inc. and KeySpan Generation LLC charge are regulated by the FERC.

          Pursuant to New York Public Service Law ("PSL") section 69, the NYPSC has jurisdiction over the issuance of stocks, bonds, notes or other evidences of indebtedness payable at periods of more than 12 months by utilities subject to its jurisdiction. In addition, PSL Section 110 provides the NYPSC with jurisdiction over the transactions between utilities subject to its jurisdiction and their affiliates and addresses the requirements to file certain affiliate contracts with the NYPSC and to charge prices that do not exceed reasonable costs for those services. Specifically, PSL Section 110.3 requires that management, construction, engineering, or similar contracts with affiliates must be filed with the NYPSC, for notice purposes, before service begins; however, prior NYPSC approval is not required. Furthermore, in NYPSC Case 97M0567, the NYPSC also approved a code of conduct for KeySpan which was designed to implement a number of customer protections relating to: (1) affiliate transactions and cost allocation; (2) personnel allocations and transfers; (3)
access to books and records; (4) maintenance of the financial integrity; (5) diversion of management attention and potential conflicts of interest; (6) anticompetitive concerns; and (7) maintenance of customer service. Moreover, NYPSC Case 97-M-0567 requires that non-tariffed goods or services provided between a gas utility and its affiliate (other than another utility or service company) must be pursuant to a

----------
88 17 C.F.R.ss.ss.250.53 and 54.

contract which must be filed, for notice purposes, within 5 days of its execution. Therefore, certain of the transactions contemplated in this Application with respect to KeySpan's New York utilities may require NYPSC prior approval.

          The MDTE has jurisdiction over the issuance of securities by Boston Gas, Colonial Gas, and Essex Gas other than indebtedness with maturities of one year or less. The NHPUC has jurisdiction over the issuance of securities by ENGI, other than indebtedness with maturities of one year or less. In addition, Massachusetts General Laws chapter 164, Section 76A grants the MDTE general supervisory authority over the transactions between the utilities it regulates and their affiliates. The MDTE's regulations, 220 CMR 12.00, set forth
"Standards of Conduct for Distribution Companies and Their Affiliates" which describe the type of transactions that may occur between utilities and their affiliates and the pricing of those transactions. Pursuant to Mass. 220 CMR,
Section 12.04(4), non-tariffed transactions between gas distribution companies and other affiliates involved in competitive services must be filed annually. Therefore, certain of the transactions contemplated under this Application with respect to the Massachusetts utilities may require prior MDTE approval.

          The NHPUC has general jurisdiction over contracts or arrangements between utilities and affiliated entities where the consideration exceeds $500. All affiliate contracts or arrangements must be filed with the NHPUC, for notice purposes, within ten days of their execution. RSA 366:3. Contracts and arrangements between utilities and affiliated entities are subject to investigation by the NHPUC for reasonableness. RSA 366:5. The NHPUC has jurisdiction over the issuance and sale of utility stock, bonds, notes and other evidence of indebtedness payable in more than 12 months. RSA 369:1, et seq. Pursuant to rules adopted by the NHPUC, New Hampshire utilities must seek approval of the commission to issue or renew short-term notes, bonds or other evidence of indebtedness payable in less than 12 months if the short-term debt exceeds 10% of the utility's net fixed plant. RSA 369:7 and N.H. Admin. R., Puc
507.08 (rule applicable to gas service). Therefore, certain of the transactions contemplated under this Application with respect to ENGI may require prior NHPUC approval.

          Except as stated above,  no state or federal  regulatory  agency other
than  the  Commission  under  the  Act  has   jurisdiction   over  the  proposed
transactions.

Item 5    Procedure

          The  Commission  is  respectfully  requested  to issue and publish the
requisite   notice   under  Rule  23,  with   respect  to  the  filing  of  this
Application/Declaration as soon as practicable.

          It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of these proposed transactions. The

Division of Investment Management may assist in the preparation of the Commission's decision, unless the Division opposes the proposals contained herein. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6     Exhibits and Financial Statements

A. Exhibits

          A-1 Articles of Incorporation of KeySpan. (Incorporated herein by reference to Exhibit 3.1 to KeySpan's Form 10-Q for the quarter ended June 30, 1999, File No. 1-14161)

          A-2 By-Laws of KeySpan as in effect on September 10, 1998. (Filed as Exhibit 3.1 to KeySpan's Form 8-K/A, Amendment No. 2, filed on September 29, 1998 File No. 1-14161 and incorporated by reference herein)

          A-3 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended through April 27, 1989. (Incorporated herein by reference to Exhibit 3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989, File No. 1-2297)

          A-4 By-Laws of Eastern, as amended through February 24, 1999. (Incorporated herein by reference to Exhibit 2.3 to Eastern's Annual Report on Form 10-K for the year ended December 31, 1998, File No. 1-2297)

          A-5 Articles of Incorporation of EnergyNorth as amended, as amended February 22, 1996 (Incorporated herein by reference to Exhibit 3.1 to EnergyNorth's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, File No. 1-11441)

          A-6 By-Laws of EnergyNorth, as amended through February 3, 1999. (Incorporated herein by reference to Exhibit 4 to Energy
                    North's Post Effective Amendment No. 2 to Registration Statement on Form S-3, dated November 21, 1996 in File No. 33-58127)

          B KeySpan, Eastern and EnergyNorth Dividend Reinvestment Plan and Stock Based Compensation and Employee Benefit Plan (Previously filed)

          C         KeySpan Corporation Financing  Arrangements (as of September
                    30, 2000)

          D         Utility Subsidiary  Financing  Arrangements (as of September
                    30, 2000)

          E         Nonutility   Subsidiary   Financing   Arrangements   (as  of
                    September 30, 2000)

          F-1       Form of Tax Allocation Agreement (Previously Filed)

          F-2       Form of Interim Tax Allocation Agreement

          G-1       Form of Service Agreement for KeySpan  Corporation  Services
                    LLC

          G-2       Form of Service Agreement for KeySpan Utility Services LLC

          G-3       Form of Service Agreement for KENG

          G-4       KCS's Policies and Procedures

          G-5       KUS's Policies and Procedures

          G-6       KENG's Policies and Procedures

          H-1       Form of Utility Money Pool Agreement. (Previously Filed)

          H-2       Form of Nonutility Money Pool Agreement. (Previously Filed)

          I         Fees (Filed with the  Commission on June 15, 2000,  File No.
                    70-9641 and incorporated by reference herein)

          J         Opinion of Counsel. (Previously Filed)

          K         Financial Data Schedule

          L         Proposed Form of Notice (Previously Filed)

          M         Number of Service Company Employees (Previously filed)

          N-1       List  of   KeySpan's   Direct  and   Indirect   Subsidiaries
                    (Previously filed)

          N-2       List of Eastern's Direct and Indirect Subsidiaries

          N-3       List of EnergyNorth's Direct and Indirect Subsidiaries

          O         Earnings History of EWG and FUCOs (Previously filed)

          P         Summary of Guarantees and Debt

B.   Financial Statements

          FS-1 KeySpan Unaudited Pro Forma Consolidated Condensed Balance Sheet, Statement of Income and Related Notes for the twelve
                    (12) month period ended June 30, 2000.

          FS-2 KeySpan Consolidated Balance Sheet as of June 30, 2000. (Incorporated herein by reference to KeySpan's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the Commission on August 10, 2000, File No. 001-141611)

          FS-3 KeySpan Consolidated Statement of Income for the three and six months ended June 30, 2000. (Incorporated herein by reference to KeySpan's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the Commission on August 10, 2000, File No. 001-14161)

          FS-4 Eastern Consolidated Balance Sheet as of June 30, 2000. (Incorporated herein by reference to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Commission on July 21, 2000, File No. 001-22973)

          FS-5 Eastern Consolidated Statement of Income for the six months ended June 30, 2000. (Incorporated herein by reference to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Commission on July 21, 2000, File No. 001-22973)

          FS-6 EnergyNorth Consolidated Balance Sheet as of June 30, 200. (Incorporated herein by reference to EnergyNorth's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Commission on August 8, 2000, File No. 001-11441)

          FS-7 EnergyNorth Consolidated Statement of Income for the six months ended June 30, 2000. (Incorporated herein by reference to EnergyNorth's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Commission on August 8, 2000, File No. 001-11441)

Item 7    Information as to Environmental Effects

          None   of   the    matters    that   are   the    subject    of   this
Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application/Declaration will not result in changes in the operation of KeySpan or its subsidiaries that will have an impact on the environment. KeySpan is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                         KEYSPAN CORPORATION


                                                     /s/
                                         ------------------------------
                                         Steven Zelkowitz
                                         Senior Vice President and General
                                         Counsel


                                         EASTERN ENTERPRISES


                                                     /s/
                                         ------------------------------
                                         L. William Law, Jr.
                                         Senior Vice President and General
                                         Counsel


                                         ENERGYNORTH, Inc.


                                                     /s/
                                         ------------------------------
                                         Michelle L. Chicoine
                                         Executive Vice President


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